SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (lvi)	1H06 Earnings Release with Full Financial Statements: July 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 25th, 2006	By:	/s/ Álvaro Pérez de Lema

Title: Manager of North America Investor Relations

First Half 2006 Results

ENDESA reports net income of Euro 1,756 million, an increase of 83.7% compared to 1H05

The main income statement lines supported the strong growth reported in the first quarter

Gross operating profit (EBITDA) rose 33.2% vs. 1H05 to Euro 3,762 million.

Operating profit (EBIT) advanced 45.8% to Euro 2,871 million.

Excellent results in all businesses

The Spanish and Portuguese business reported net income of Euro 961 million, up 41.5% over 1H05, in an environment of regulatory change.

Net income from the business in Europe strengthened to Euro 322 million, an increase of 76.9% vs. 1H05.

The Latin American business consolidated its favorable momentum, boosting net income by 164.9% to Euro 302 million.

ENDESA reinforces the commitments in its Strategic Plan

The financial results achieved by the Company since October 2005 demonstrate that the targets presented then to the market were surpassed.

Based on the 1H06 results and current forecasts, ENDESA has decided to reinforce the commitments of its Strategic Plan.

EBITDA will reach Euro 8,330 million in 2009, vs. the initial Euro 7,500 million.

The total dividend in the 2005-2009 period targets Euro 9,900 million, - i.e. Euro 9.35 per share, of which Euro 2.40 per share were paid against fiscal year 2005- up from the Euro 7,000 million announced in October.

CONTENTS

Key facts and figures for 1H06 4

Consolidated results 12

Reinforced Commitments in the Strategic Plan 20

Results by business line 23

Business in Spain and Portugal 24

Business in Europe 37

Business in Latin America 42

Statistical appendix 51

KEY FACTS AND FIGURES
FOR 1H06

SHARP GROWTH IN NET INCOME IN ALL BUSINESSES

¾ ENDESA reports net income of Euro 1,756 million, an increase of 83.7% compared to 1H05.

¾ The business in Spain and Portugal posted net income of Euro 961 million in the first half of 2006, an increase of 41.5%.

¾ Net income from the business in Europe rose 76.9% to Euro 322 million.

¾ Net income from the business in Latin America was Euro 302 million, an increase of 164.9% on 1H06.

INCOME STATEMENT: CONTINUING THE POSITIVE TREND OF 1Q06

¾ The gross margin in the first six months of the year was Euro 5,299 million, 25.6% higher than in 1H05.

¾ EBIDTA rose 33.2% to Euro 3,762 million.

¾ EBIT was Euro 2,871 million, a 45.8% increase.

¾ Cash flow from operations totalled Euro 2,275 million, 19.3% higher than in 1H05.

ENDESA REINFORCES THE COMMITMENTS IN ITS STRATEGIC PLANS

¾ The excellent results achieved by the Company have easily overcome the pace drwn by the targets of the Strategic Plan presented to the market last October in the document “ENDESA: stronger business, greater value”. Therefore, the Company has decided to considerably reinforce its Plan’s commitments.

¾ EBITDA will reach Euro 8,330 million in 2009, vs. the Euro 7,500 million announced last October.

¾ Net income for 2009 is planned to be Euro 3,000 million, up from the initial Euro 2,200 million.

¾ The total dividend targets Euro 9,900 million in the 2005-2009 period; i.e. Euro 2,900 million higher than the Euro 7,000 million committed in the former plan. This would mean a total payment of Euro 9.35 per share in the whole period, of which Euro 2.40 per share were already paid against fiscal year 2005.

BUSINESS IN SPAIN AND PORTUGAL

Sharp growth in the key items of the income statement in an environment of regulatory change

¾ Net income from the business in Spain and Portugal increased by 41.5% to Euro 961 million and accounted for 54.7% of ENDESA's total net income.

¾ As compared to 1H05, EBITDA grew 31.4% to Euro 2,030 million and EBIT by 43.8% to Euro 1,503 million.

These sharp increases reflect an even stronger performance of these items in 2Q06 compared to 1Q06. Specifically, EBITDA advanced 37.7% in 2Q06 and EBIT by 49.9%.

¾ The excellent performance by this business was achieved despite having to book generation sales to the Company’s regulated customers at a provisional price of Euro 42.35/MWh pursuant to Royal Decree Law 3/2006, a level which is significantly below market prices.

The negative impact of this provisional price on EBITDA and net income was Euro 194 million and Euro 126 million, respectively.

¾ Since the regulation for the island and non-mainland electricity systems has been enacted, in 1H06 ENDESA booked Euro 197 million of higher compensation, net of tax, for non-mainland generation in 2001-2005 pursuant to the Ministerial Orders passed on March 30, 2006.

¾ 1H06 figures also include a Euro 572 million asset related to the revenue shortfall from regulated activities in the period. Excluding this asset, the impact of the deficit on net income would have been Euro 372 million.

¾ On the other hand, the elimination of Competition Transition Costs (CTCs), pursuant to Royal Decree Law 7/2006 passed on June 23, 2006, will not impact ENDESA, since it has not recorded in its financial statements any asset of pending CTCs. In addition, the new law empowers the government to set premiums for the consumption of domestic coal outside the scope of the CTCs. Thus, the elimination of the CTCs will not affect the Company’s ability to continue to charge these premiums.

Spanish leading electric utility: generation and demand in suitable balance

¾ In 1H06, ENDESA maintained its leadership of the Spanish electricity market, both in generation in the ordinary regime (39.2%) and in total electricity sales to final customers (42.2%).

¾ The Company met 84.4% of its Spanish demand in 1H06 using its own output. This balance between generation and demand gives it a clear competitive advantage over its competitors.

¾ ENDESA’s mainland coal-fired plants achieved a 77.1% load factor in 1H06, underscoring the important role played by this fuel in securing electricity demand in Spain.

The largest investor of any Spanish utility

¾ ENDESA invested Euro 1,074 million in Spain and Portugal in 1H06, of which Euro 974 million, or 90.7%, was capex. This underscores its status as the largest investor among Spanish utilities.

¾ Euro 574 million of capex was spent on upgrading distribution facilities to increase quality and security of supply.

Record improvements in service quality in its markets

¾ In April, the indicator generally used to measure the reliability of supply, the system average interruption duration index (SAIDI or TIEPI ) was 6 minutes and 8 seconds overall in the distribution markets served by ENDESA, marking an all-time monthly record in supply quality.

¾ In 1H06 the accumulated SAIDI was 55 minutes, while for the last 12 months the indicator is running 19% lower. These figures confirm the positive trend in ENDESA’s quality and security of supply over the past four years as a result of the significant investments made in distribution facilities and operating enhancement programs.

760 MW of new installed capacity in 1H06

¾ ENDESA added 760 MW to its generation facilities in 1H06, representing 57.6% of new capacity planned for the full year and indicating a significant progress in the New Capacity Plan.

¾ Capacity adds included the completion of the 400 MW Cristóbal Colón CCGT in Huelva, plus 246 MW of new capacity installed to meet the rapid growth in demand in the island and non-mainland systems, and 114 MW of new renewable energy capacity.

¾ In addition, work on the 800 MW As Pontes CCGT in La Coruña is progressing according to schedule. This plant is scheduled to be commissioned in 2007.

Carbon credit purchases

¾ ENDESA has a broad portfolio of carbon credits derived from Clean Development Mechanisms (CDM) projects at an average price of less than Euro 7.5/tonne. This portfolio consists of 71.5 million tonnes of CO2 covered by Emissions Reduction Purchase Agreements (ERPA), 24.8 million tonnes of additional volume in projects covered by Letters of Intent (LOI) and projects under analysis amounting to 82.4 million tonnes of CO2.

Strong growth in earnings from CHP and renewables

¾ Revenues from sales of renewable/CHP energy generated by ENDESA’s consolidated companies totalled Euro 142 million, 52.7% more than in the first half of 2005.

¾ EBITDA from this business increased by 49.2% to Euro 94 million, and EBIT by 52.4% to Euro 64 million.

Total market share of 11.4% in the natural gas market

¾ ENDESA sold a total of 13,531 GWh in the Spanish natural gas market in 1H06, 17.4% more than in 1H05. These sales, coupled with the 9,749 GWh supplied to its own plants, totalled 23,280 GWh and represent a market share of 11.4%.

¾ Revenues from gas sales in the liberalized market in the first half of 2006 totalled Euro 279 million, up 97.9% from 1H05, while revenues from regulated gas distribution were Euro 23 million, an increase of 15%. The two businesses contributed a combined gross margin of Euro 67 million.

BUSINESS IN EUROPE

Sharp increase in net income

¾ Net income from the business in Europe increased by 76.9% to Euro 322 million in 1H06 and accounted for 18.3% of ENDESA’s total net income.

¾ This figure includes Euro 118 million after minorities due to the increase in value of this business caused by the restatement of the tax base of Endesa Italia’s fixed assets to their book values, in accordance with Italian fianancial act.

¾ EBITDA stood at Euro 587 million, up 29.6% versus 1H05, and EBIT at Euro 459 million, an increase of 38.7%.

Results underpinned by strong operating performance

¾ ENDESA’s total generation in Europe in the first half of 2006 amounted to 18,671 GWh, an increase of 10% on the previous year.

¾ Electricity sales were up 11.3% to 26,635 GWh.

Italy: Sharp increases in main financial indicators plus new capacity and regasification projects

¾ EBITDA from Endesa Italia was Euro 485 million, 33.6% higher than in 1H05, while EBIT stood at Euro 409 million, a 38.6% increase.

¾ In line with planned growth in renewable energies, in June the company added to its generation mix the Iardino 14 MW wind farm acquired by Endesa Europa from Gamesa.

¾ Construction on the 2x 400MW Scandale CCGTs in Calabria, in which Endesa Italia owns 50%, is proceeding according to schedule.

¾ In 1H06, preliminary work commenced on the offshore regasification terminal off Livorno, which is scheduled to come on-stream at the end of 2008.

France: Snet combines good earnings momentum combined with increased supply activities

¾ In 1H06, French generator Snet contributed Euro 102 million to the ENDESA’s EBITDA, 17.2% more than in 1H05, and Euro 50 million to EBIT, an increase of 51.5%.

¾ Snet also made significant progress in its supply activity during the period. It signed an agreement with the French multinational company Auchan to supply 400 GWh of power in 2006 and another with SNCF (the French railway operator) to supply 6,600 GWh in the period 2007-2011.

First dividend by Energie Electrique de Tahaddart

¾ On May 31, 2006, the Board of Directors of Tahaddart agreed on to pay its first dividend to shareholders. The dividend totalled Euro 6 million, of which Euro 1.9 million corresponded to Endesa Europe.

BUSINESS IN LATIN AMERICA

Sharp increases in main financial figures, underscoring the progress by this business

¾ ENDESA’s Latin American operations posted a 164.9% increase in 1H06 net income to Euro 302 million, contributing 17.2% to the Company's total net income.

¾ EBITDA and EBIT rose 37.8% and 52.0% to Euro 1,145 million and Euro 909 million, respectively.

¾ Increases in EBITDA and EBIT were attained in the generation and transmission business (+30.7% and +41.8%, respectively) and in the distribution business (+47.5% and +65.8%, respectively), highlighting the strong business momentum, underpinned by its operating performance.

Increased margins in generation and distribution

¾ The organic growth of the Latin American markets in which ENDESA operates drove total sales from its Latin American companies 5.3% higher in 1H06.

¾ The generation unit margin stood at US$26/MWh in 1H06, an increase of 31% compared to 1H05, and the distribution unit margin stood at US$36.9/MWh, an increase of 22%.

¾ Energy distribution losses were lower in all countries in 1H06, down 0.6 percentage points on 1H05. Improvements were most notable in Brazil and Argentina, where the percentage of losses declined by 0.9 and 0.6 points, respectively.

Debt reduction

¾ Net debt in the Latin American business declined by 8.6%, or Euro 526 million, in 1H06 to Euro 5,583 million as ofJune 30, 2006.

Optimisation of the ownership structure

¾ 1H06 marked the completion of the ownership restructuring in Brazil (incorporation of the Brazilian holding company, Endesa Brasil), Peru (the Etevensa-Edegel merger) and Chile (Chilectra-Elesur merger).

¾ The International Finance Corporation (IFC) became shareholder in Endesa Brasil, the holding for all of ENDESA’s investments in Brazil, acquiring a 2.7% equity stake.

¾ In May, the Boards of Directors of the Colombian companies, Emgesa and Betania, agreed to analyse a potential merger. If the outcome of the analysis is favourable, the transaction will give rise to the largest generator in Colombian, with installed capacity of 2,288 MW.

Cash return target for 2009: 42% completed

¾ Cash returns from ENDESA’s Latin American business to the parent company in the first six months of the year totalled US$ 107 million.

¾ This, coupled with the US$ 308 million achieved in 2005, means that 42% of the 2009 target of the Strategic Plan has now been achieved.

New generation capacity development

¾ Endesa Chile signed an agreement with electricity company Colbún -controlled by the Matte Group, one of Chile’s leading business conglomerates- for its inclusion in the Aysén Project, which entails the construction of four hydro plants with total installed capacity of 2,430 MW.

¾ Meanwhile, also in Chile, work continued on the construction of the 377 MW San Isidro II CCGT and of the 32 MW Palmucho hydro facility.

DISPOSALS

¾ Pursuant to an agreement reached in December 2005, in 1Q06 ENDESA sold its 5.01% stake in telecoms operator Auna to Deutsche Bank.

This deal, which generated net capital gains of Euro 171 million, marked the full disposal of the Company’s telecom business - one of the main goals of the Strategic Plan.

¾ In the first six months of the year, Bolonia Real Estate, ENDESA’s real estate management company, made disposals totalling Euro 20 million, generating capital gains of Euro 14 million.

¾ In May, ENDESA sold its 49% stake in the Portuguese company NQF Gas for Euro 59 million, booking a net capital gain of Euro 21 million.

¾ In the second quarter, the generation business of Brazilian company Ampla -whose core business is the distribution and sale of electricity to over 2 million customers -was sold for Euro 39 million, generating a gross capital gain of Euro 30 million and a net capital gain after taxes and minorities of Euro 12 million.

DIVIDENDS

¾ On July 3, ENDESA paid its final dividend against 2005 results.

As approved at the General Shareholders’ Meeting held on February 25, the Company made a gross dividend payment of Euro 2.095 per share, bringing total shareholder remuneration against last year’s results, including the gross interim dividend of Euro 0.305 per share paid out on January 2, 2006, to Euro 2,541 million.

¾ The results for the first half of 2006 confirm that the Company will be in a position to propose at the General Shareholders’ Meeting the payment of a dividend of at least Euro 1.6 per share against this year fiscal earnings, of which Euro 1.27 will be determined by the net income of ordinary activities and the remainder from the capital gains of non-strategic assets.

CONSOLIDATED RESULTS

Net income up 83.7%

ENDESA reported net income of Euro 1,756 million in 1H06, an 83.7% increase on 1H05. Second quarter results built on the momentum generated in the first three months of the year.

This increase includes the net impact of the Euro 225 million of capital gains obtained on asset sales made in the first six months of the year, of which Euro 171 million correspond to the sale of the 5.01% stake in Auna to Deutsche Bank.

Stripping out these capital gains from both periods, growth in net income in 1H06 vs. 1H05 was 79.5%.

NET INCOME IN 1H06
	Euro million	% Chg vs. 1H05	% of total NI 2005 (*)	% of total NI 2006 (*)
Spain and Portugal	961	41.5	69.6 (*)	60.6
Rest of Europe	322	76.9	18.7	20.3
Latin America	302	164.9	11.7	19.1
Capital gains from sale of 5.01% stake in Auna	171	--	--	--
TOTAL	1,756	83.7	100.0	100.0
(*) Total Net Income from electricity businesses.

Net income growth across all the Company’s businesses.

The business in Spain and Portugal posted net income of Euro 961 million in 1H06, an increase of 41.5%. This includes Euro 197 million of higher compensation, net of tax, from non-mainland generation deficit for the period 2001-2005 pursuant to the Ministerial Orders passed on March 30, 2006.

In Europe, net income advanced 76.9% to Euro 322 million. This figure includes Euro 118 million, net of minority interests, related to a write-up in the valuation as Endesa Italia revalued the tax bases of its fixed assets to their book values, as allowed by current legislation in Italy.

Finally, net income for Latin America was Euro 302 million, 164.9% more than in 1H05. This figure includes Euro 101 million, net of minority interests, from a tax credit carryforward derived from the Elesur-Electra merger.

Total electricity sales up significantly: +7.6%

Both electricity output (+1.4%) and electricity sales (+7.6%) rose in the first half compared to the same period last year.

The increases were particularly high for the business in Europe, where output rose by 10% -amply offsetting lower output in Spain- and electricity sales by 11.3%.

ELECTRICITY OUTPUT AND SALES IN 1H06
	Output		Sales
	GWh	% Chg vs. 1H05	GWh	% Chg vs. 1H05
Spain and Portugal	44,875	(3.8)	53,176	7.1
Rest of Europe	18,671	10.0	26,635	11.3
Latin America	29,736	4.6	28,549	5.3
TOTAL	93,282	1.4	108,360	7.6

Appropriate output/sales balance

ENDESA met 86.1% of its total electricity sales in 1H06 from its own output. This balanced situation between production and demand should considerably mitigate the risk of its electricity business and provides ENDESA with a significant competitive advantage, especially in the Spanish market. In Spain, the

Company met 84.4% of demand in the period from its own output.

Revenue growth outstrips costs

ENDESA’s total sales in the first half of 2006 amounted Euro 9,946 million, an increase of 20.5% on the previous year.

This growth was greater than physical electricity sales growth. This was due to increase in electricity prices in the countries where ENDESA operates because of power generation costs.

The strong growth in sales outstripped the 20.3% increase in purchases and services expenses (variable costs), which were caused by increases in fuel costs, energy purchases and CO2 emission rights in the period.

Sharp growth in key income statement lines

As revenue growth offset the increase in costs, the Company reported significant rises in gross margin (+25.6%), EBITDA (+33.2%) and EBIT (+45.8%).

These growth rates highlight how the Company's second quarter results built on the favorable momentum achieved in the first three months of the year.

	Gross margin		EBITDA		EBIT
	Euro million	% Chg vs. 1H05	Euro million	% Chg vs. 1H05	Euro million	% Chg vs. 1H05
Spain and Portugal	2,953	22.5	2,030	31.4	1,503	43.8
Europe	759	23.6	587	29.6	459	38.7
Latin America	1,587	32.9	1,145	37.8	909	52.0
TOTAL	5,299	25.6	3,762	33.2	2,871	45.8

Net financial expenses: -10.5%

ENDESA reported net financial losses of Euro 469 million in 1H06, a 1.3% improvement over 1H05.

Net financial expenses totalled Euro 480 million, down by 10.5% over 1H05. This figure includes a financial income of Euro 31 million related to the portion not recorded as of December 31, 2005 of the interest accrued on the compensations derived from the non-mainland generation deficit calculated in accordance with the Ministerial Orders passed in March 30.

Worth highlighting is the fact that the increase in net debt caused by financing the revenue deficit on regulated activities in Spain does not impact net financial expenses. Both the cumulative amount of the deficit financed and the amounts pending collection as compensation for the stranded costs on non-mainland generation deficit earn interest that offset the expenses.

Asset disposals

1Q06 marked the end of the period for Auna shareholders to exercise their pre-emptive rights on the 5.01% stake ENDESA sold to Deutsche Bank on December 30, 2005. After the end of this period, the sale of these shares was formalised and all the conditions required under International Financial Reporting Standards (IFRS) regarding the removal of the shares from ENDESA’s balance sheet and the recognition of the capital gains in its income statement have been met.

Therefore, as indicated in ENDESA’s consolidated financial statements for the year ended December 31, 2005, in 1H06 the Company recorded a capital of Euro 196 million (Euro 171 million after tax) for the sale of the aforementioned investment. With this disposal, the “Other businesses” line has been removed from ENDESA’s accounts, so for the rest of 2006, this capital gain will be the only entry under this caption.

In addition, in 2Q06, ENDESA sold its 49% holding in the Portuguese company NQF Gas for Euro 59 million, booking a capital gain of Euro 27 million (Euro 21 million net of taxes) and sold off the generation assets of Brazilian operator Ampla for Euro 39 million, recording a gain of Euro 30 million (Euro 12 million after taxes and minorities).

Finally, also in 1H06, ENDESA disposed of Euro 20 million worth of real estate assets in Spain through Bolonia Real Estate.

Cash flow from operating activities: +19.3%

Cash flow from operating activities in 1H06 was Euro 2,275 million, a 19.3% increase compared to 1H05.

CASH FLOW FROM OPERATING ACTIVITIES
	Euro million	% Chg vs. 1H05
Spain and Portugal	1,257	20.1
Rest of Europe	340	(2.0)
Latin America	678	25.1
TOTAL	2,275	19.3

The decline in cash flow from operating activities in Rest of Europe was due to the one-off payment of taxes by Endesa Italia in 2Q06 to generate a tax credit. Stripping out this effect, cash flow from operating activities would have increased by 19.6%.

Investment: Euro 1,616 million

ENDESA invested a total of Euro 1,616 million in 1H06, of which Euro 1,476 million was invested in capex and the remaining Euro 140 million in financial investments.

INVESTMENTS
	Euro million
	Capex and intangible assets	Financial	TOTAL
Spain and Portugal (1)	1,017	57	1,074
Rest of Europe	85	47	132
Latin America	374	36	410
TOTAL	1,476	140	1,616
(1) Additionally, a financial investment of Euro 572 million for the revenue deficit from regulated activities in 1H06 and Euro101 million from the restatement of the 2005 deficit was booked.

Debt performance

ENDESA’s net debt was Euro 18,983 million as of June 30, 2006, just 3.8% higher than at year-end 2005.

BREAKDOWN BY BUSINESS LINE OF ENDESA’S NET DEBT
	Euro million
	30-6-06	31-12-05	Change	% Chg
Business in Spain and Portugal	11,860	11,461	399	3,5
Business in Europe -Endesa Italia -Other	1,540 993 547	1,286 815 471	254 178 76	19,8 21,8 16,1
Business in Latin America - Enersis Group -Other	5,583 4,675 908	6,109 5,207 902	(526) (532) 6	(8,6) (10,2) 0,7
Other businesses (1)	--	(575)	575	NA
TOTAL	18,983	18,281	702	3,8
(1) At June 30, 2006, there was no debt assigned to “Other businesses”, as this business line disappeared as such with the sale of the 5.01% stake in Auna completed in February 2006. The remaining debt balance was included in the electricity business in Spain and Portugal.

The increase in debt in Spain and Portugal was due to the need to finance the tariff deficit in 2005 and the first half of 2006. In 1H06, ENDESA paid 1,207 million in this regard.

In Europe, the Company had to make a corporate income tax payment in the second quarter. However, between June 30, 2005 and June 30, 2006, debt at this business was cut by Euro 175 million.

In Latin America, debt was reduced by Euro 526 million in the first six months of 2006.

When assessing ENDESA’s debt level, it must be remembered that at June 30, 2006, ENDESA had the recognised right to collect Euro 3,469 million: Euro 2,275 million for financing the revenue deficit from regulated activities, Euro 1,092 million in compensation for the non-mainland generation deficit and Euro 102 million of stranded costs in Italy. Stripping out the amounts from these regulatory items, ENDESA’s net debt at June 30, 2006 was Euro 15,514 million.

The average cost of ENDESA’s total debt was 5.59% in 1H06, while the cost of the debt corresponding to the Enersis Group was 9.39%. Stripping out Enersis Group debt, the average cost of ENDESA’s debt in 1H06 was 4.18%.

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Enersis Group		Total ENDESA group
	Euro million	% of total	Euro million	% of total	Euro million	% of total
Euro	14,241	99.5	-	-	14,241	75.0
Dollar	67	0.5	2,360	50.5	2,427	12.8
Other currencies	-	-	2,315	49.5	2,315	12.2
Total	14,308	100.0	4,675	100.0	18,983	100.0
Fixed rate	8,861	61.9	4,199	89.8	13,060	68.8
Hedged	1,798	12.6	89	1.9	1,887	9.9
Variable	3,649	25.5	387	8.3	4,036	21.3
TOTAL	14,308	100.0	4,675	100.0	18,983	100.0
Avg. life (years)	5.2		5.2		5.2

The average life of the ENDESA Group’s debt at June 30, 2006 was 5.2 years.

ENDESA enjoys a high degree of protection against interest-rate risk, since 78.7% of its total debt is either fixed-rate or hedged.

As of June 30, 2006, ENDESA in Spain and its direct subsidiaries, excluding the Enersis Group, had liquidity of Euro 7,433 million, of which Euro 7,100 million corresponded to unconditional undrawn credit lines. These balances were sufficient to cover the dividend paid against 2005 earnings on July 3, 2006 and debt maturities falling due over one year.

Additionally, the Enersis Group had liquidity of Euro 1,227 million, of which Euro 447 million corresponded to unconditional undrawn credit lines. The total amount covers debt maturities for the next 17 months.

Financial leverage stood at 124.8% at June 30, 2006, 17.6 percentage points below the level a year earlier.

As a result of Gas Natural’s take over bid for ENDESA, the ratings agencies Standard & Poor’s and Fitch Ratings decided to place ENDESA’s credit rating under review for a possible downgrade, while Moody’s changed its rating outlook from stable to negative.

In all three cases, the changes were due to the negative impact the transaction would have, were it to go ahead, on the new company’s financial position. As a result, at July 25, 2006, ENDESA’s long-term debt ratings are: Standard & Poor’s, A, under review for a possible downgrade; Moody’s, A3, negative outlook, and Fitch, A+, under review for a possible downgrade.

REINFORCED COMMITMENTS IN THE STRATEGIC PLAN

The excellent results achieved by ENDESA is recent quarters have easily overcome the pace drawn by the targets of the Strategic Plan presented to the market on October 3, 2005, in the document entitled “ENDESA: stronger business, greater value”.

EBITDA and net income growth have clearly surpassed the pace envisaged in the plan. Similarly, the dividend paid and charged to 2005 results and that the Company will propose to the General Shareholder’s Meeting for payment out of 2006 income together amount to more than Euro 4,200 million, meaning that in the first two years of the plan, 60% of the total dividend targeted for the period 2005-2009 will have been met.

Moreover, current outlook for the Company’s business environment is favorable, underpinned primarily by ENDESA’s ability to leverage regulatory developments in Spain, expectations of rising energy prices in Europe and the consolidation of operating growth in its business in Latin America.

As a result, ENDESA believes -based on the project on progress considered in its organic growth strategy- it is in a good position to set more ambitious strategic goals for the coming years regarding earnings growth and shareholder ‘s return.

This favorable trend will be shown in fiscal year 2006. According to the Company’s current estimates and assuming that final price on the energy affected by the Royal Decree Law 3/2006 will be set around Euro 54/MWh by objective market criteria, the EBITDA will reach Euro 6.930 millions, Euro 205 million more than the Euro 6,725 million guidance presented to the market last October. At the same time, net income will reach Euro 2,900, a Euro 500 million increase on the previous estimate.

As for targets for the entire 2005-2009 period, based on current estimates the Company forecasts the following:

▪	EBITDA of Euro 8,330 million in 2009, Euro 830 million more than the Euro 7,500 million included in the targets announced last October.

The breakdown of this increase by business line is as follows:

o	Euro 390 million increase to Euro 4,590 million from the business in Spain and Portugal, driven by wider margins, efficiency improvements and favorable regulatory updates.

o	Euro 320 million increase to Euro 1,370 million from the business in Europe, driven by increases in generations margins, efficiency improvements and the addition of new assets in Poland.

o	Euro 120 million increase to Euro 2,370 million from the business in Latin America, underpinned by operating improvements of its subsidiaries under the new macroeconomic outlook of this region.

▪	Net income also looks set to grow higher than previously estimated, reaching Euro 3,000 million in 2009 vs. the target announced in October of Euro 2,200 million.

▪	Targeted financial leverage below 140% is unchanged.

The Company will continue to follow the shareholder remuneration policy submitted for approval at the latest General Shareholders’ Meeting; i.e. dividend growth from ordinary activities over 12% per annum and a payout of 100% of capital gains obtained on the disposal of non-strategic assets.

Based on these earnings forecasts, this dividend policy, if ratified by shareholders in the General Meeting, equates to a total payment of Euro 9,900 million in dividends in the 2005-2009 period; i.e. Euro 2,900 million more than the figure announced last October. This would mean a total payment of Euro 9.35 per share in the whole period, of which Euro 2.40 per share were already paid against fiscal year 2005.

Of this amount, around Euro 7,600 million will derive from income from ordinary activities and around Euro 2,300 million from capital gains from disposals of non-strategic assets.

In sum, these new projects demonstrate that the strategic targets presented by the Company to the markets last October were not only reasonable, but achievable, confirming ENDESA’s greater value.

REINFORCED COMMITMENTS IN THE STRATEGIC PLAN
	Euro million
	Target announced to the market in October 2005	New target
EBITDA in 2006	6,725	6,930
EBITDA in 2009	7,500	8,330
Net income in 2006	2,400	2,900
Net Income in 2009	2,200	3,000
Dividend from net income from ordinary activities 2005-2009	~ 5,000	~ 7,600
Dividends from disposals of non-strategic assets 2005-2009	~ 2,000	~ 2,300
Total shareholder remuneration via dividends	~ 7,000	~ 9,900
Financial leverage (%)	< 140	< 140

RESULTS BY BUSINESS LINE

BUSINESS IN SPAIN AND PORTUGAL

Net income up 41.5% to Euro 961 million

Net income from this business was Euro 961 million in 1H06, an increase of 41.5% on 1H05 and equivalent to 54.7% to the Company’s overall bottom line.

EBITDA rose 31.4% to Euro 2,030 million and EBIT by 43.8% to Euro 1,503 million. Furthermore, both EBITDA and EBIT grew faster in 2Q06 (37.7% and 49.9%, respectively) than in 1Q06.

The excellent performance recorded by ENDESA in its business in Spain and Portugal in the first half came in a environment of significant regulatory changes throughout the period and was underpinned by solid fundamentals and competitive advantages: balance between output and sales, high load factors at its generation facilities, lower fuel costs compared to its peers, sharp increases in the quality of supply, ongoing supply activity to hedge against changes in wholesale prices, execution of the efficiency improvement plan, and intense action in the CDM arena to yield enough emission rights certificates to meet its commitments on emission reductions in Spain and the rest of Europe.

Also worth highlighting was the Euro 194 million negative impact on 1H06 figures from booking the electricity sold to regulated customers in the areas where ENDESA acts as distributor at the provisional price of Euro 42.35/MWh as established in Royal Decree Law 3/2006. This effect is only temporary, so the negative impact should be neutralized once the final price is established based on objective and transparent market criteria, as detailed in the same Royal Decree Law.

In 1H06, ENDESA recorded under revenues the amount corresponding to compensation for the non-mainland generation historical deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was above the amounts booked at March 31, 2006. This concept amounted to Euro 227 million and was booked as revenues. At 31 December 2005, these compensations earned Euro 31 million of interest, recognised as financial revenue. The impact of these amounts on ENDESA’s net income is Euro 197 million.

Key operating highlights

ENDESA: Largest share of the Spanish electricity market

ENDESA maintained its leading position in the Spanish electricity market in the first half. The Company reached a 39.2% market share in ordinary regime electricity generation, a 42.4% share in energy distributed, 52.2% in sales to liberalized customers and 41.6% in total sales to final customers.

760 MW of new installed capacity in 1H06

ENDESA added 760 MW of new capacity to its generation facilities in 1H06, making significant progress in the New Capacity Plan.

The breakdown of this new capacity is as follows:

•
The completion and connection to the network of the 400 MW Cristóbal Colón CCGT in Huelva. When the CCGT begins commercial operations it will replace the capacity of the plant’s existing fuel and fuel-oil/gas groups.

•	New installed capacity on the mainland and non-mainland systems of 246 MW.

•	114 MW in renewables/CHP.

In addition, construction of the 800MW CCGT and upgrade of current group 3 to domestic coal the As Pontes site in La Coruña continued on schedule.

ENDESA’s territories market evolution

In 1H06, ENDESA’s distribution territories total demand was 56,323 GWh. This figure represents growth of 2.3% vs.1H05, compared to an average increase of 0.9% for the Spanish electricity market.

The number of customers served by ENDESA in the regulated business increased by 254,902 from a year earlier.

In the liberalized market, ENDESA ended June with 1,071,872 customers, up 17.9% on the previous year. The Company’s position in this market provides a hedge against both regulatory and market risks.

All-time record in supply quality

In April, the indicator generally used to measure the reliability of supply, the system average interruption duration index (SAIDI or TIEPI ) was 6 minutes and 8 seconds overall in the distribution territories served by ENDESA, marking an all-time monthly record in supply quality. Four of the five mainland markets served by the Company beated their respective records that month, outdoing their previous monthly records by between 6 and 22%.

In 1H06 the cumulative SAIDI was 55 minutes, an improvement of 19% vs. 1H05.

These figures confirm the solid and positive trend in the quality of supply by ENDESA across all the Spanish territories it serves and is primarily due to the significant investments made in recent years and the efficiency enhancement programs in its distribution activity within the framework of its Quality Plan.

Carbon credit purchases

ENDESA presently has a broad portfolio of carbon credits derived from Clean Development Mechanisms (CDM) projects at an average price of less than Euro 7.5/tonne.

Specifically, it has locked in 71.5 million tonnes of CO2 under Emissions Reduction Purchase Agreements (ERPA) with a further 24.8 million tonnes covered by Letters of Intent (LOI) and projects under analysis amounting 82.4 million tonnes.

The emission rights acquired under these agreements will permit ENDESA to meet to its CO2 emission reduction commitments for its operations in Spain, Portugal, France and Italy required by the Directive on Emissions Trading.

Within the range of activities under development in this area, it is worth highlighting the “ENDESA Climate Initiative”, a pioneering program for acquiring carbon credits that has been launched in China, India, Brazil and Mexico and will be initiated in Chile in 2H06. The plan envisages the acquisition of 15 million tonnes of credits by 2012. In addition, ENDESA recently reached an agreement with the Chilean company, Consorcio de Santa Marta, to acquire 100% of its emission reduction certificates, which are estimated to total 2 million tonnes between 2006 and 2012.

NAP 2008-2012: compatible with the Company’s competitive generation portfolio

On July 12, 2006, the government unveiled the details of its 2008-2012 National Allocation Plan for emission rights proposal.

After a preliminary analysis, ENDESA believes that the allocation that will be made based on the methodology set out, together with its portfolio of carbon credits, guarantees that the Company’s generation assets will operate on a fully efficient and competitive basis. All these have been already factored in the increases in the targets contained in the Strategic Plan, as detailed previously.

We would highlight that:

o
In terms of allocation of rights to coal plants, preference is granted, in accordance with the provisions of the National Mining Plan, to those using domestic coal and plants that have made technological modifications to comply with the Community Directive on Large Combustion Plants (desulphurisation scrapers, conversion to imported coal, etc.), which means that all of ENDESA’s coal plants would be under this criteria.

o
In relation to thermal plants in the island and non-mainland systems, the incremental costs that could arise from an emission rights deficit would be fully recognized for purposes of remuneration of generation activities, pursuant to the provisions of Royal Decree 1,747/2003 and the Ministerial Orders dated March 30, 2006.

o
Finally, the inevitable internalisation in wholesale electricity prices derived from implementing the emission rights system and as a result of any potential deficit in rights will increase the income accruing to other generation technologies, especially hydro and nuclear plants.

Regulatory update

Real Decree Law 3/2006

Royal Decree Law 3/2006, enacted towards the end of February, entailed material changes that affected power generation revenues in the first half of the year.

•
Since March 3, 2006, sales to the wholesale generation market that match purchases by a distributor belonging to the same group for sale to the regulated market are settled at the provisional price of Euro 42.35/MWh. ENDESA’s account since that date were drawn up based on this price. However, the Royal Decree Law stipulates that the government will set the definitive price based on objective and transparent market prices. Therefore, if generation costs remain at 1H06 levels during the rest of the year, the final price will be significantly higher, meaning that ENDESA’s reported revenues and income will be higher than those appearing in these accounts.

•
The amount finally recognised for each business group for financing the deficit in regulated revenues in 2006 will be deducted by the value of the free CO2 emission rights received during the period from January 1 and March 2, 2006. As the norm for making this calculation has not been fully defined, ENDESA has opted to be conservative, calculating the proportional part of the period of freely allocated emission rights received in 2006 and assessing the value taking the average market price in the first two months of 2006. This methodology gives an amount of Euro 121 million, recognised as a decrease in revenues from generation sales and a decrease in the amount receivable to be recouped from the tariff deficit.

•
Since March 3, 2006, revenues from power sales on the OMEL organised market at the established price for the market are reduced by the value of the freely allocated emission rights related to those revenues.

Since some aspects of the new legislation are provisional, as indicated, the accounting entries at June 30, 2006 related to its application are likewise provisional until the detailed norms are enacted and the corresponding settlements are made.

The tariff deficit

The 1H06 electricity tariff was 4.48% higher and the amount allocated to the nuclear moratorium has decreased from, thus, increasing the system’s regulated revenues. However, these adjustments have been insufficient to cover the system’s entire costs, particularly generation costs. This led to a deficit in revenues from regulated activities, estimated at Euro 1,569 million, of which Euro 693 million corresponds to ENDESA.

Of this amount, Euro 121 million corresponding to the provisional valuation of the free CO2 emission rights allocated to ENDESA in the first two months of the year as established by Royal Decree 3/2006 have been deducted from the generation revenues and the remaining Euro 572 million have been booked as a financial investment. This accounting methodology is consistent with the recognized right to recoup the amount, even though the manner in which it will be recovered will not be regulated until the end of the fiscal year.

Had this Euro 572 million of recoverable revenue shortfall on regulated activities not been booked as a financial asset, revenues, EBITDA and EBIT would be lower by that exact amount and net income by Euro 372 million.

Completion of the regulatory framework for non-mainland systems

On March 30, 2006 the Ministry of Industry, Tourism and Trade approved the Ministerial Orders which fully develops the Royal Decree 1747/2003, which rules Spain island and non-mainland systems. These orders establish the methodology for calculating regulated remuneration on generation in these systems and, accordingly, the compensation to be received by the utilities operating in them.

Application of the orders gives rise to compensation of Euro 902 million to ENDESA for the 2001-2005 period above the provisional amounts envisaged in the subsequent Royal Decree tariffs of each year. To December 31, 2005, ENDESA’s financial statements recognised revenues for this concept of Euro 644 million, recording the remaining Euro 258 million in 1H06. Of this amount, Euro 227 million were booked as revenues and the remainder, i.e. Euro 31 million, as financial revenues as they correspond to interest accrued.

With the regulatory framework in place, the island and non-mainland generation business is guaranteed sufficient revenues going forward to meet the costs of the business and allow for appropriate fuel price hedges, while ensuring a reasonable return.

July 1, 2006 tariff revision

On June 30, the Spanish cabinet passed Royal Decree 809/2006 revising the electricity tariff from July 1, 2006. This decree establishes an average increase of 1.38% in the average tariff for the sale of electricity that came into effect on January 1, 2006. It also regulates the application of the tariff increase to the existing tariff structure. In the share-out of the increase between the various tariffs, the bulk was among medium- and high-voltage customers, whose tariffs have risen by 6%. Conversely, the tolls approved by Royal Decree 1556/2005 have not been modified.

The Royal Decree removes the cap on the annual tariff increase established in Royal Decree 1432/2002 governing the tariff methodology. A 1.4% of the change in costs recorded during the year and a further 0.6% increase due to revisions to estimates made in the previous two years was in place.

It also stipulates that from July 1, 2006, the amount corresponding to the annual payment calculated for the straight-line recovery over a period of 14 and a half years of the NPV of the deficit from regulated activities arising in Euro 3,810 million to be included in the tariff as an expense. The amount at December 31 of each year will be calculated by updating the pending balance at that date of the previous year applying an interest rate equivalent to the 3M Euribor and subtracting the payments of the current year. The Royal Decree allows the companies entitled to these reimbursements to transfer to third parties and securitize the collection rights.

Prior to the enactment of Royal Decree 809/2006, Royal Decree 470/2006 was passed, which modified the percentage of the electricity tariff allocated to the nuclear moratorium. This norm reduced the percentage form 1.724% to 0.33%, thereby freeing up resources to the system. This reduction comes on top of the one approved in the electricity tariff for 2006, which established the percentage for the nuclear moratorium at 1.724% mentioned previously, vs. the 3,04% applied in 2005.

Elimination of Competition Transition Costs (CTCs)

On June 23, the Spanish cabinet passed Royal Decree Law 7/2006, adopting emergency measures for the energy sector. Among other measures, this law repealed the sixth transitory provision of the Electricity Industry Law 54/1997, of November 27, regarding CTCs (stranded costs), thereby eliminating them.

The elimination of the CTC mechanism has no impact whatsoever on ENDESA’s financial statements, as the Company has no future CTCs pending to recover, nor does it expect any future collections as, under current circumstances, the estimated amounts will be recovered through the market.

In addition, the Royal Decree Law empowers the government to set premiums on domestic coal consumption outside the framework of the CTCs, so their elimination does not affect the future collection of these premiums by ENDESA.

Sharp growth in sales: +19.5%

Sales from the business in Spain and Portugal totalled Euro 4,826 million in 1H06, a 19.5% increase compared to 1H05. Growth was primarily due to the increase in demand, the rise in final prices and volume sales to liberalized customers, to higher prices in the wholesale electricity market in January and February (i.e. before Royal Decree Law 3/2006 came into effect) and to the application of the Ministerial Orders regulating the calculation of remuneration of island and non-mainland generation.

The increase in sales was enough to offset the rise in costs, mainly fuel (15.2%) and energy purchases (15.7%).

Revenues: up 21.9%

Revenues for the electricity business in Spain and Portugal reached Euro 5,268 million in the first half of 2006, up 21.9% on 1H05. Of this amount, sales accounted for Euro 4,826 million, 19.5% higher than in 1H05.

SPAIN AND PORTUGAL SALES
	Euro million
	1H06	1H05	Change	% Chg
Mainland generation under Ordinary Regime	2,126	2,175	(49)	(2.3)
Sales to deregulated customers	879	698	181	25.9
Other sales in the OMEL	1,247	1,477	(230)	(15.6)
Renewable/CHP generation	142	93	49	52.7
Regulated revenues from distribution	890	802	88	11.0
Non-mainland generation and supply*	1,088	592	496	83.8
Coal CTC	19	10	9	90.0
Supply to deregulated customers outside Spain	147	113	34	30.1
Regulated revenues from gas distribution	23	20	3	15.0
Unregulated gas supply	279	141	138	97.9
Other sales and services rendered	112	94	18	19.1
TOTAL	4,826	4,040	786	19.5
* The figure for 1H06 includes Euro 227 million corresponding to compensation for non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was above the amounts recorded at December 31, 2005.

Mainland generation

ENDESA’s mainland electricity output totalled 38,025 GWh in the first six months of the year, 5% less than in 1H05.

Of this amount, 36,789 GWh corresponded to electricity generated under the ordinary regime (-5.7%) and 1,236 GWh under renewables /CHP (+22.6%).

The fall in ordinary regime generation was mostly due to higher hydro output by the system as a whole, to scheduled maintenance downtimes of certain important fossil fuel groups and ENDESA’s prioritisation of margins over market share.

ENDESA’s coal plants continued to play an important role in meeting Spanish electricity demand in 1H06. Actually, 13.4% of the total mainland demand was fulfilled by these plants. Their load factor was 77.1% proving that, in spite of the CCGT and wind farm capacity additions, coal plants are still indispensable to meet the country’s electricity requirements.

BREAKDOWN OF GENERATION SALES
GWh
Sales to supply through bilateral contracts	15,356
Sales to distribution from March 3, 2006 (Euro 42.35/MWh)	10,230
Sales at pool price	11,203
TOTAL	36,789

Sales to the ordinary regime totalled Euro 2,126 million through June, Euro 49 million or 2.3% lower than in the same period last year. This amount includes sales made after March 3 to ENDESA Distribución to supply regulated customers in ENDESA’s distribution territories, which were recognised at a provisional price of Euro 42.35/MWh in accordance with Royal Decree Law 3/2006.

Worth highlight is that the average pool price in 1H06 was Euro 70.5/MWh, 21.8% higher than in 1H05.

The negative impact on the 1H06 accounts from selling to regulated customers the 10,230 GWh of electricity produced from March to June at the provisional price of Euro 42.35/MWh, pursuant to the Royal Decree Law 3/2006, was Euro 194 million. This effect is temporary, so the negative impact should be recovered once the definitive price is established based on objective and transparent market criteria, as detailed in the same Royal Decree Law.

Moreover, in accordance with Royal Decree Law 3/2006, the sales figure was deducted by Euro 121 million corresponding to the provisional market value of certain CO2 emission rights allocated freely from the settlement by OMEL.

ENDESA renewable/CHP generation: +22.6%

Renewable and CHP generation companies fully consolidated by ENDESA produced 1,236 GWh in 1H06, 22.6% more than in 1H05. In addition, ENDESA has holdings in other renewable/CHP companies, which generated 1,948 GWh in the same period.

Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 142 million, 52.7% more than in 1H05. This underpinned a 49.2% increase in EBITDA to Euro 94 million and a 52.4% increase in EBIT to Euro 64 million.

Supply to liberalized customers

In the supply to deregulated customers business, we would highlight that contrary to the decisions made by other operators in light of the pool prices and related regulatory updates, ENDESA has opted to pursue a selective supply strategy.

This strategy, which targets higher value added customers, enables ENDESA to leverage the advantages of its vertical integration in generation-supply and its highly competitive generation mix, providing the Company with an appropriate hedge against regulatory risk and volatility in wholesale market prices. This policy will allow ENDESA to achieve reasonable, guaranteed returns over the medium and long run from the generation business, thus maximising shareholder return.

A 12.4% increase in the average selling price to ENDESA’s final liberalized customers in 1H06 vs. 1H05 was attained as a consequence of this selective policy.

ENDESA had 1,071,872 liberalized customers at June 30, 2006. Of these, 1,006,225 corresponded to the mainland deregulated market, 62,254 to the non-mainland systems and 3,393 to other European deregulated markets.

ENDESA’s sales to these customers totalled 18,886 GWh in the first six months of 2006, 7.7% more than in the same period of 2005. Of this amount, 16,756 GWh were sold on the Spanish liberalized market, an increase of 8.3%, and 2,130 GWh on other deregulated European markets, up 3.3%.

Revenues from supply to liberalized customers in Spain (excluding tolls paid to ENDESA Distribución), totalled Euro 943 million, a 26.6% increase on 1H05. Of this amount, Euro 879 million corresponded to the mainland deregulated market and Euro 64 million to the non-mainland market.

Revenues from supply to liberalized European markets other than Spain rose 30.1% to Euro 147 million.

As for customer service, ENDESA’s retention rate for customers switching to the deregulated market was 99.2%, outperforming all its competitors and reflecting a high degree of loyalty towards the Company.

Distribution

ENDESA distributed 56,323 GWh of electricity in the Spanish market through June, 2.3% more than in the first six months of last year.

Revenues from regulated distribution activities totalled Euro 890 million, up 11% on 1H05. This included Euro 43 million in settlements from prior years, mostly from incentives for energy losses. Stripping out this effect, revenues from regulated distribution activities would have increased by 5.6%.

ENDESA supplied 34,290 GWh to customers on the regulated Spanish market in the period, 6.8% more than in the first six months of last year.

Non-mainland generation

ENDESA’s output in non-mainland systems rose 3.7% in 1H06 vs. 1H05 to 6,850 GWh. Sales were 83.8% higher, at Euro 1,088 million.

As indicated previously, these sales include Euro 227 million of additional compensation above that already recorded at December 31, 2005 for deficits in the non-mainland systems in 2001-2005 as recognised in the Ministerial Orders of March 30.

Gas distribution and supply: total market share of 11.4%

ENDESA sold a total of 13,531 GWh of natural gas in 1H06, 17.4% more than in the same period last year.

Of this amount, 13,214 GWh were sold through fully consolidated companies, representing a 22.2% increase. And of these sales, 11,753 GWh were on the liberalized market (+28.5%) and 1,461 GWh on the regulated market (-4.5%).

The 13,531 GWh sold in both the regulated and deregulated markets, together with the 9,749 GWh consumed in ENDESA’s own generation plants, amount to a total of 23,280 GWh, implying an 11.4% market share.

Revenues from gas sales in the liberalized market rose 97.9% in 1H06 vs. 1H05 to Euro 279 million.

Revenues from regulated gas distribution totalled Euro 23 million, an increase of 15% on the figure for the same period last year. The two businesses contributed a combined gross margin of Euro 67 million.

Other operating revenues

Other operating revenues in 1H06 came to Euro 442 million, Euro 160 million more than in 1H05.

This item includes Euro 336 million corresponding to the 1H06 portion of CO2 emission rights allocated to ENDESA within the scope of the Spanish National Allocation Plan for emissions, which are recorded under revenues.

This figure is Euro 139 million higher than in 1H05, mostly because of the higher value of the rights received in 2006. The higher revenue is offset by the higher expense recorded for use of the emission rights.

Operating expenses

The breakdown of operating expenses in the Spanish and Portuguese business is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	1H06	1H05	Change	% Chg
Purchases and services	2,315	1,911	404	21.1
Power purchases	537	464	73	15.7
Fuel consumption	1,061	921	140	15.2
Power transmission expenses	173	109	64	58.7
Other supplies and services	544	417	127	30.5
Personnel expenses	500	442	58	13.1
Other operating expenses	499	488	11	2.3
Depreciation and amortisation	527	500	27	5.4
TOTAL	3,841	3,341	500	15.0

Power purchases

Power purchases in the period rose 15.7% to Euro 537 million. These mainly entail transactions on the wholesale generation market. This increase in power purchases was due to the 21.8% rise in the average pool price and higher purchases on the market.

The remainder relates to gas purchases to supply deregulated customers, which rose as a result of the increase in sales to these customers and in gas prices.

Fuel consumption

Fuel consumption through June this year amounted to Euro 1,061 million, an increase of 15.2% on the same period in 2005.

This increase was due to the generalised increase in raw materials prices on international markets. These higher costs, however, were offset by the Company’s proactive fuel procurement policy, which resulted in below-market purchasing prices.

Compared to the estimated 7.3% increase in fuel costs by the rest of the utilities in the mainland system, ENDESA's rose only by 0.1%. This has considerably strengthened the Company’s competitive position with respect to price and generation mix.

Other supplies and services

Expenses under this item totalled Euro 544 million, Euro 127 million higher than in 1H05.

This increase reflects the recognition of Euro 392 million of expenses in connection with rights acquired to cover the CO2 emissions made throughout the first six months of the year, which totalled 24.4 million tonnes: 18.1 million tonnes for the mainland and 6.2 million for non-mainland production. This cost was Euro 96 million higher than in 1H05, mostly because of the higher value assigned to the freely allocated emission rights in 2006 vs. 2005, as mentioned in the section “Other operating expenses”.

The net effect of revenues and expenses booked in 1H06 to cover CO2 emissions was Euro 56 million, corresponding to an estimated rights deficit of 3.5 million tonnes.

“Other supplies and services” item includes a Euro 51 million reversal equivalent to the amount the Extremadura regional government must reimburse ENDESA in connection with the environmental tax on its plants paid by the Company from 1998 to 2005 after the Constitutional Court ruled this to be against the Spanish Constitution on June 13.

Personnel and other fixed operating expenses

At June 30, 2006, the workforce in Spain and Portugal totalled 12,725 employees, 41 fewer employees at June 30, 2005.

Personnel expenses rose 13.1% vs. 1H05 to Euro 500 million.

These expenses include Euro 39 million corresponding to a provision for headcount reduction, mainly related to the deviation in the provision caused by the performance of inflation (CPI) and to the provision for the early layoff of specific workforce groups, which will help the Company to achieve part of the cost reductions envisaged in the Strategic Plan.

Other operating expenses rose just 2.3%, to Euro 499 million.

Net financial expenses: down 16.2%

ENDESA reported net financial expenses for the first half of 2006 of Euro 200 million, 15.6% lower than in 1H05. Of this amount, Euro 192 million corresponded to net financial expenses, 16.2% less than in the same period last year, and Euro 8 million to exchange-rate losses.

Net financial expenses included Euro 31 million of revenue corresponding to the interest accrued to December 31, 2005 on the higher compensations derived from the non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, and Euro 11 million of revenue corresponding to interest accrued to June 30, 2006 for the environmental tax paid by ENDESA from 1998 to 2005, which, as pointed out previously, must be reimbursed to the Company by the Extremadura regional government.

When assessing financial results, the financial asset corresponding to the tariff deficit and non-mainland compensation, both of which bear financial interest, must be considered.

Net financial debt at the Spain and Portugal business at June 30, 2006 stood at Euro 11,860 million vs. Euro 11,461 million at December 31, 2005. This slight increase is due to the Euro 1,207 million paid in 1H06 to finance the revenue shortfall from regulated activities.

Equity-accounted income

Equity-accounted income in the business in Spain and Portugal totalled Euro 42 million, a 100% increase vs. 1H05. This amount includes, among others, the contribution from Nuclenor.

Sale of NQF Gas

In the second quarter of 2006, ENDESA sold its 49% holding in NQF Gas for Euro 59 million, booking a net capital gain of Euro 21 million.

Corporate Taxes

The corporate tax charge at June 30, 2006 amounted to 30% of net income, compared with 21.5% in 1Q06. This increase was mainly due to the decision that Unelco ENDESA not to avail the fiscal regimen for investments on the Canary Islands.

Although this change implies a higher tax charge in the 2006 accounts, it increases the Company’s value, as it will be able to apply deductions on investments in future years. This decision was taken to place value creation before posting higher income.

Cash flow from operating activities: Euro 1,257 million

Cash flow from operating activities from the Spanish and Portuguese business totalled Euro 1,257 million in 1H06, an increase of 20.1% on the same period last year.

Investments: Euro 1,074 million (+12.3%)

Investments in Spain and Portugal in 1H06 totalled Euro 1,074 million, 12.3% more than in the same period last year.

TOTAL INVESTMENT IN SPAIN AND PORTUGAL
	Euro million
	1H06	1H05	% Chg
Capex	974	891	9.3
Intangibles	43	32	34.4
Financial	57	33	72.7
Total investments	1,074	956	12.3

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	1H06	1H05	% Chg
Generation	374	304	23.0
Ordinary regime	325	283	14.8
Renewables/CHP	49	21	133.3
Distribution	584	575	1.6
Others	16	12	33.3
Total	974	891	9.3

90.7% of total investment was spent on capex to develop or enhance electricity generation and distribution facilities.

The breakdown of capex reflects the considerable effort the Company has been making to improve service quality in Spain, with investment in distribution facilities accounting for 60.0% of the total.

The significant increase in capital expenditure to expand ENDESA’s generation capacity, above all on the construction of the Cristobol Colón (400 MW) and As Pontes (800 MW) CCGTs and capacity increases in renewables/CHP, should be also highlighted.

BUSINESS IN EUROPE

Net income of Euro 322 million (+76.9%)

Net income from the business in Europe totalled Euro 322 million in the first half of 2006, an increase of 76.9%.

This figure includes Euro 118 million after minorities due to the increase in value of the business caused by the restatement of the tax base of Endesa Italia’s fixed assets to their book values, in accordance with Italian law

These results confirm the steady improvement in this business line, largely driven by the positive performance of its operating indicators, efficiency gains, and ENDESA’s ability to take advantage of growth opportunities in its markets by developing new projects and operations.

Growth projects

In 1H06, ENDESA’s business in Europe focused on achieving its two main strategic targets: consolidating its position and seeking new growth opportunities.

Gas infrastructure

In the second quarter of the year, preliminary work began on the offshore regasification terminal to be built off the coast of Livorno. Estimated investment amounts to around Euro 400 million and authorised regasification capacity is close to 4 billion cubic metres (bcm) per annum of which, under the terms of the agreements negotiated, ENDESA Europa will control approximately 2 bcm per annum.

This capacity will be used to feed the CCGTs it operates in Italy and those planned for the coming years. Construction is scheduled to take around 24 months, with the terminal expected to come on stream by the end of 2008.

This project, together with the one in the Gulf of Trieste, guarantees competitive gas supplies for the Italian market and increases the flexibility of ENDESA’s fuel mix at its different sites.

New generation capacity

At ENDESA Italia, construction on the 2x 400MW Scandale CCGTs in Calabria is proceeding according to schedule.

In line with planned growth in renewable energies, in June the company added the 14 MW Iardino wind plant acquired by ENDESA Europa from Gamesa to its generation mix.

Meanwhile, the French generating company Snet has undertaken a number of initiatives in line with its Industrial Plan, aimed at developing new capacity by means of the future optimisation of its current sites in order to bring total new capacity of 2,000 MW in CCGTs and 200 MW in renewables/CHP on-stream. Noteworthy was the tender won to build a 10MW Léhaucour wind farm which will imply an estimated investment of Euro 10 million.

Supply

In June, ENDESA Europa and the Italian group, Merloni, began selling electricity to the Italian retail market through MPE Energia, a 50/50 joint venture. Merloni brings to the JV a portfolio of more than 5,000 points of supply across all Italian regions, and up to 2 TWh of sales volume.

Snet also made significant progress in its supply activities during the period. It signed an agreement with the French multinational company Auchan to supply 400 GWh of power in 2006 and an agreement with SNCF (the French railway operator) to supply 6,600 GWh in the period 2007-2011.

Dividends

ENDESA’s investees in Europe paid dividends to their parent companies 1H06.

ENDESA Italia paid shareholders Euro 176 million of dividends, of which Euro 140.8 million corresponded to ENDESA Europa.

Meanwhile, an agreement was reached at Snet’s General Shareholders’ Meeting held on March 1, 2006 to pay shareholders Euro 59.7 million in dividends. After the Euro 21.2 million interim dividend paid on March 9, Snet paid out a final dividend of Euro 38.5 million, of which Euro 25 million corresponded to ENDESA Europa.

Finally, at its meeting of May 31, the Board of Directors of Moroccan utility Energie Electrique de Tahaddart approved the payment of Euro 6 million of dividends to shareholders, of which Euro 1.9 million corresponded to ENDESA Europa for its 32% holding.

Sharp increase in output and sales

ENDESA’s total output in Europe in the first half of 2006 amounted to 18,671 GWh, an increase of 10% on the year before. Electricity sales rose 11.3% to 26,635 GWh.

BREAKDOWN OF ENDESA’S OUTPUT AND SALES IN EUROPE
	Output (GWh)			Sales (GWh)
	1H06	1H05	% Chg	1H06	1H05	% Chg
Italy	13,065	11,571	12.9	16,778	15,877	5.7
France	4,606	4,418	4.3	8,857	7,066	25.3
Poland*	1,000	978	2.2	1,000	978	2.2
Total	18,671	16,967	10.0	26,635	23,921	11.3
(*) ENDESA is present in the generation business in Poland through the Bialystock CHP, which is controlled by Snet.

EBIT: up 38.7%

ENDESA Europa’s EBITDA stood at Euro 587 million, up 29.6% versus 1H05, while EBIT totalled Euro 459 million, an increase of 38.7%.

EBITDA & EBIT IN EUROPE
	EBITDA (Euro million)			EBIT (Euro million)
	1H06	1H05	% Chg	1H06	1H05	% Chg
ENDESA Italia	485	363	33.6	409	295	38.6
Snet	102	87	17.2	50	33	51.5
Trading	21	14	50.0	21	14	50.0
Holding & others	(21)	(11)	NA	(21)	(11)	NA
Total	587	453	29.6	459	331	38.7

Worth highlight is the Euro 21 million contribution to EBIT from trading operations. ENDESA can conduct these operations risk-free thanks to its solid generation base in Italy and France.

ENDESA Italia continues to improve

ENDESA Italia’s revenues totalled Euro 1,503 million in 1H06, up 38.7% on the same period last year. This growth was mainly the result of a 5.7% increase in electricity sold, the 25.2% increase in average electricity prices in the Italian market and the fact that the Delibera 254 for unfair trade practices was not levied on the Company, allowing it to release a Euro 26 million provision made in previous years.

ENDESA ITALIA KEY DATA
	Euro million
	1H06	1H05	Change	% Chg
Revenues	1,503	1,084	419	38.7
Gross margin	562	439	123	28.0
EBITDA	485	363	122	33.6
EBIT	409	295	114	38.6

ENDESA Italia generated a total of 13,065 GWh of electricity, an increase of 1,494 GWh or 12.9% vs. the first half of 2005. Its market share in Italy at the end of June stood at 8.7%.

The generation structure of ENDESA Italy in 1H06 reflects a higher percentage of fuel-oil production than last year (19.9% vs. 17.6%), as a result of the application of extraordinary measures to reduce gas consumption through March in order to guarantee supply.

Although ENDESA Italia’s fuel costs increased by Euro 185 million in 1H06, this was less than the increase in revenues due to higher electricity prices.

On February 23, the Italian government approved the National Allocation Plan (NAP) for greenhouse gas emission rights, which was subsequently ratified by the EU authorities. This NAP allocates ENDESA Italia 33.9 million tonnes for the period 2005-2007.

On May 4, the Italian national CO2 emission rights register was formally set up for the rights allocated in the NAP and those acquired. In 1H06, ENDESA Italia booked Euro 76 million of revenues from the free allocation and use of emission rights and Euro 106 million of expenses for the cost of emissions. Accordingly, the net cost of emission rights in the income statement was Euro 30 million, corresponding to an estimated deficit of 1.9 million tonnes of CO2.

Finally, ENDESA Italia restated the tax bases of its fixed assets to their book value, in accordance with the Italian 2006 Financial Act. Therefore, it recorded a Euro 148 million lower corporate tax charge (Euro 118 million after minorities) corresponding to the tax savings provided for in this norm.

Earnings growth at Snet is sustained

Earnings at Snet continued to improve in 1H06, with EBITDA rising 17.2% to Euro 102 million and EBIT by 51.5% to Euro 50 million vs. 1H05.

SNET KEY DATA
	Euro million
	1H06	1H05	Change	% Chg
Revenues	569	431	138	32.0
Gross margin	174	160	14	8.8
EBITDA	102	87	15	17.2
EBIT	50	33	17	51.5

Revenues in the period rose 32.0% to Euro 569 million, mostly driven by the 22.5% growth in energy sales to 9,857 GWh.

Variables costs increased Euro 124 million, basically as a result of the Euro 101 million increase in energy purchases and the Euro 30 million increase in the expense associated with emission rights, due to their higher unit cost in 1H06. However, the latter impact is offset by a similar increase in revenues from the free allocation of emission rights.

Finally, in 1H06 Snet completed the headcount reduction plan, resulting in a 22% decrease in the total workforce; Snet had 1,373 employees on staff when ENDESA Europa took control of the company. These layoffs came after negotiations with union representatives.

European debt: Euro 1,540 million

ENDESA’s business in Europe had net financial debt at June 30, 2006 of Euro 1,540 million, Euro 254 million higher than at the end of 2005. This increase was due to the payment of 2005 corporate income tax in the second quarter this year. However, since June 30, 2005, debt for the business in Europe has declined by Euro 175 million.

Net financial results amounted to an expense of Euro 25 million in 1H06, Euro 5 million less than in 1H05.

Cash flow from operating activities: Euro 340 million

Operating cash flow generated by this business stood at Euro 340 million, compared to Euro 347 million in the first half of 2005. This decrease was the result of the one-off tax payment made by ENDESA Italia to avail itself of Italian legislation regarding future tax credits. Stripping out this effect, cash flow from operating activities would have increased by 19.6%.

Investments: Euro 132 million

Investments in 1H06 in the European business totalled Euro 132 million. Of this amount, Euro 84 million were capex, Euro 21 million were accounted for by ENDESA Italia and Euro 63 million by Snet.

BUSINESS IN LATIN AMERICA

Sharp growth in net income: +164.9%

Net income at ENDESA’s Latin American business totalled Euro 302 million in 1H06, an increase of Euro 188 million, or 164.9%, on 1H05 and equivalent to 17.2% of ENDESA’s total net income.

This sharp growth reflects the consolidation of the favourable economic trends witnessed in the region since 2005, marked by higher growth and more stable exchange rates in ENDESA’s operating markets, as well as the subsidiaries’ ability to leverage the improved environment and continue reaping positive results from ongoing operational efficiency efforts.

Highlights

Growth in volume sales in generation and distribution

Under favourable economic environment, demand rose sharply in 1H06 in the countries where ENDESA has subsidiaries, all of which posted growth above 3.2%. We highlight the increase in demand in Argentina (9.3%), Peru (6.9%) and Chile (5.7%).

Higher demand led ENDESA’s subsidiaries to record total electricity sales of 28,549 GWh, up 5.3% vs. 1H05, with particularly significant increases in Peru (+7.1%) and Colombia (+5.7%).

Regarding output, ENDESA generated 29,736 GWh in the region in 1H06, a 4.6% increase vs. 1H05, or 5.3% in like-for-like terms, i.e. stripping out the generation output from the plants sold by Brazilian company Ampla in 2006. The largest increases were in Brazil (+9.3%, after deducting this output), Chile (+8.4%) and Peru (+4.6%).

OUTPUT AND SALES IN THE LATIN AMERICAN BUSINESS
	Output (GWh)		Sales (GWh)
	1H06	% Chg vs. 1H05	1H06	% Chg vs. 1H05
Chile	9,147	8.4	6,088	4.8
Argentina	9,018	4.0	7,274	5.1
Peru	3,339	4.6	2,398	7.1
Colombia	6,058	1.9	5,193	5.7
Brazil	2,174	(0.1)	7,596	5.3
TOTAL	29,736	4.6	28,549	5.3

Improvement in generation and distribution margins

Growth in demand, tighter reserve margins and the favourable generation mix at ENDESA’s subsidiaries caused the unit margin of generation companies to increase by 31% in 1H06 vs. 1H05 to US$ 26/MWh produced.

Generation margins, measured in dollars, increased sharply, above all in Chile (+83.3%), thanks to a generation mix with a stronger weight towards hydro and to higher prices; in Brazil (+22.5%), owing to higher prices; and in Argentina (+14.1%) for the improved generation mix and higher prices due to the pass-through of greater fuel costs to the wholesale electricity market (MEM). Conversely, margins in Colombia shrunk on the back of lower wholesale prices caused by the increase in rainfall compared to the same period last year.

In distribution, operating margins were considerably boosted by improved pass-through of generation costs in Brazil and operating efficiency improvements at the companies, leading to a considerable improvement in their operating indicators. The unit margin stood at US$ 36.2/MWh distributed, an increase of 22% vs. 1H05.

Reduction in distribution losses

Energy distribution losses were 11.4% in 1H06, 0.6% below the level in recorded in1H05. Improvements were made in all countries, especially Argentina and Brazil, where the percentage of losses declined by 0.6 and 0.9 percentage points, respectively.

These improvements in the distribution network management are the result of an ongoing technological innovation policy, as demonstrated by the positive progress made in Brazil through the development and rollout of the new Ampla grid.

Generation projects

ENDESA Chile has signed an agreement with electricity provider Colbún -controlled by the Matte Group, one of Chile’s leading business conglomerates- for its inclusion in the Aysén Project, which entails the construction starting in 2008 of four hydro plants with total installed capacity of 2,430 MW.

The project will require an estimated investment of US$4bn, of which US$2.5bn corresponds to generation and the remaining US$1.5bn to transmission lines.

The agreement states that two companies will create a limited liability company in which ENDESA Chile will hold 51% and Colbún 49%. It also states that, given its contribution to the project, ENDESA Chile will receive 12.3% of the energy produced by the project over a 30-year period starting from when each of the plants envisaged by the project begin operating commercially. The remaining energy output will be divided between the companies in accordance with their holding; i.e. 51% to ENDESA Chile and 49% output to Colbún.

In 1H06, ENDESA Chile continued work on 377MW San Isidro II CCGT as well as the 32MW Palmucho hydro plant, both in Chile.

On May 16, the first stone was laid on the regasification plant included in the liquefied natural gas (LNG) project being carried out in Quintero (Chile). ENDESA is involved in the project alongside British Gas, Metrogas and ENAP. This plant will ensure fuel supply to the capacity addition undertaken in the country.

ENDESA Eco continued to work in 1H06 on the 9MW Canela wind farm, and began construction of the 9MW Ojos de Agua mini hydro station. Both projects were started in the year’s first quarter.

In Peru, construction on Etevensa CCGT -the first combined cycle in this site- was completed. Commercial operation began towards mid July. Meanwhile, construction continued on Etevensa II CCGT - the second one- which is slated completion before the end of this year. The start-up of both CCGTs will bring an additional 172 MW of new capacity on-stream and make the company’s generation mix much more competitive.

Finally, in Colombia, Emgesa completed the acquisition of the 186 MW Termocartagena thermal plant.

Optimisation of ownership structure

In 1H06, ENDESA completed the organisational restructuring underway in Brazil, Peru and Chile:

•
In Brazil, the company incorporated the Endesa Brasil holding company, contributing all the assets it held directly and indirectly in Brazil. This holding company will streamline the ownership structure in Brazil, lead to the generation of more stable local cash flows, improve third-party financing and bolster ENDESA’s position in Brazil vis-à-vis new growth opportunities.

•
In Peru, on April 12 the local antitrust authorities cleared the merger and takeover of Etevensa by Edegel; the move was approved by the companies’ respective Boards in November 2005 and ratified by shareholders on January 17, 2006. This transaction results in a more balanced overall generation mix (51% hydro and 49% thermal), which will reduce earnings volatility as a result of variations in rainfall, create synergies from overlapping overhead costs, strengthen its financial structure, generate economies of scale and increase shareholder liquidity. On June 1, the two companies were merged.

•
In Chile, the Boards of Directors of Chilectra and Elesur approved the merger of the two companies on March 31. This transaction will eliminate holding companies, reduce overhead costs and optimise tax charges. Worth noting is that the merger has led to a lower tax charge, for a total recognised amount of Euro 170 million (Euro 101 million after minority interests).

Meanwhile, in May, the Boards of the Colombian companies Emgesa and Betania agreed to begin analysing a potential merger. If the analysis is favourable, the transaction could give rise to the largest generator in Colombia, with installed capacity of 2,288 MW.

New partner in Endesa Brasil

In the third quarter this year, the International Finance Corporation (IFC) acquired 2.7% of Endesa Brasil. The transaction will be carried out via subscription to a US$50 million capital increase by Endesa Brasil. IFC is the only shareholder in Endesa Brasil not belonging to the Endesa Group.

The transaction values Endesa Brasil equity at a total of US$1.8 billion, equivalent to an EV/EBITDA 2005 multiple of 6.65x.

The terms of the agreement are typical for this type of transaction. They call for the listing of Endesa Brasil in the next three years and stipulate that ENDESA will provide IFC with an exit clause at market prices if the IPO does not take place. It also includes a price adjustment mechanism to compensate IFC via the delivery of free shares if the listing price is lower than what it initially paid.

This transaction is alligned with ENDESA’s goal of enhancing the value of its investments by attracting strategic shareholders to its Latin American subsidiaries. In this regard, IFC investment ratifies the quality and the strength of Endesa’s business in Brazil. The instituitional and credit reputation of the new partner will improve the profile of Endesa Brasil when facing a potential IPO.

Start on construction on the transmission line of the SIEPAC project

On July 11 (i.e. already in the year’s third quarter), construction officially began in Panama on the transmission line of the SIEPAC project.

This project’s objective is twofold:

¾
Construction and maintenance of a regional transmission system interconnecting the electricity grids of the six Central American countries, known as SIEPAC. The network owner (Empresa Propietaria de la Red, or EPR) is responsible for achieving this goal. Partners include the six Central American countries, Colombian company ISA and ENDESA, (12.5% interest).

This project entails an investment of US$ 340 million and is expected to be completed some time in the third quarter of 2008.

¾	Creation of the Regional Electricity Market (REM), an additional market overlaped with the six existing national systems, where qualified agents will carry out international power trades.

Regulatory update

Regulatory highlights in 1H06:

•	The tariffs applied to Brazilian companies, Ampla and Coelce, were increased by 2.9% and 10.01%, respectively.

•
Regarding the bilateral agreement between Argentina and Brazil, the Argentine Secretary for Energy issued a resolution on February 3 permitting companies with export contracts to renegotiate them. The aim of the resolution is to encourage imports to meet demand.

•
On February 15, the Argentine Senate ratified the agreement between UNIREN and Edesur establishing the framework for an integral tariff review to be completed through October 2006. A presidential decree, ratifying this process and increasing the DCV (distribution cumulative value) by 28%, retroactively from November 2005, is pending.

•	A trust has been set up to enable the Argentine companies under the Foninvemem agreement -awarded 1,600 MW of CCGTS- to obtain the necessary administrative and operating resources.

•	In January the Colombian electricity regulator passed a resolution modifying the calculation to limit generation market share, providing ENDESA’s subsidiaries with access to higher market volume.

•	On July 5, the Peruvian Congress passed an amendment to the Electricity Concession Law, whose main features are as follows:

o	The establishment of a mechanism for tenders at fixed prices over a period of 10 years to encourage investment and contracting with distributions, with guaranteed pass-through

o	The establishment of a new regulation, with 30-year concessions and guaranteed payment centrally planned.

o	Greater involvement by generators, distributors, transmission companies and deregulated customers in the domestic electricity system operator.

o	The option of spot purchase for deregulated demand of distributors and large deregulated customers (10 MW).

Summarizing, the new law unlocks the value of the Peruvian generation assets at rising prices via long-term contracts.

•	In Brazil, on June 22 a court ruling lifted the suspension on the retroactive collection of amounts related to the 2005 tariff revision. Coelce resumed changing this amounts on June 26.

EBITDA: growth of 37.8%

EBITDA in the Latin American business totalled Euro 1,145 million in 1H06, a 37.8% increase on 1H05. EBIT rose 52% to Euro 909 million. It is noteworthy that both EBITDA and EBIT grew faster in 2Q06 than in 1Q06, at 39.6% and 63.5%, respectively.

EBITDA & EBIT IN LATIN AMERICA
	Euro million
	EBITDA			EBIT
	1H06	1H05	% Chg	1H06	1H05	% Chg
Generation and transmission	613	469	30.7	492	347	41.8
Distribution	556	377	47.5	446	269	65.8
Others	(24)	(15)	NA	(29)	(18)	NA
TOTAL	1,145	831	37.8	909	598	52.0

The table below shows the breakdown of EBITDA and EBIT of ENDESA’s fully consolidated subsidiaries by business line and country:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
Euro million	EBITDA			EBIT
	1H06	1H05	% Chg	1H06	1H05	% Chg
Chile	291	137	112.4	248	86	188.4
Colombia	107	111	(3.6)	85	88	(3.4)
Brazil - Generation	65	54	20.4	55	46	19.6
Brazil - Transmission	4	36	(88.9)	(5)	28	(117.9)
Peru	79	74	6.8	59	55	7.3
Argentina - Generation	66	50	32.0	49	39	25.6
Argentina - Transmission	1	7	(85.7)	1	5	(80.0)
TOTAL	613	469	30.7	492	347	41.8

Distribution
Euro million	EBITDA			EBIT
	1H06	1H05	% Chg	1H06	1H05	% Chg
Chile	102	81	25.9	89	71	25.4
Colombia	129	111	16.2	98	73	34.2
Brazil	232	118	96.6	195	87	124.1
Peru	42	35	20.0	27	20	35.0
Argentina	51	32	59.4	37	18	105.6
TOTAL	556	377	47.5	446	269	65.8

Generation and transmission

Chile

Energy generated in 1H06 rose 8.4% to 9,147 GWh. The generation mix improved, thanks to higher hydro generation that protected the Company from increases in fuel prices, like natural gas.

This, together with the favourable trend in the Chilean peso vis-à-vis the euro and higher wholesale prices, drove a 112.4% increase in EBITDA and a 188.4% increase in EBIT vs. 1H05, to Euro 291 million and Euro 248 million, respectively.

Colombia

The 1.9% increase in electricity generation output was not enough to offset the adverse performance of prices due to high hydro conditions in 1H06. EBITDA fell by Euro 4 million to Euro 107 million and EBIT by Euro 3 million to Euro 85 million.

Brazil - Generation

Despite the gas supply problems affecting Endesa Fortaleza, total output by ENDESA’s subsidiaries in Brazil in 1H06 was 2,174 GWh.

Stripping out from the 2005 figures the power generated at the plants sold by Ampla in 2Q06 (187 GWh), total output in the first six months in 2006 would have risen 9,3%, mainly driven by the growth in activity at Cachoeira Dourada.

This, coupled with favourable exchange-rates, helped to offset the impact of the increase in fuel consumption, to give EBITDA in 1H06 of Euro 65 million and EBIT of 29 million, increases of 20.4% and 19.6%, respectively, vs. 1H05.

Brazil - Transmission

The difficulties in exporting electricity from Argentina to Brazil due to gas supply restrictions continued, undermining results at this interconnection. EBITDA in 1H06 was Euro 4 million, Euro 32 million less than in 1H05, while EBIT was a negative Euro 5 million, Euro 33 million less.

Peru

Generation sales in 1H06 rose 8.1% vs. 1H05 to Euro 147 million, mainly thanks to higher prices, which clearly offset the Euro 15 million increase in fuel costs. EBITDA was Euro 79 million, 6.8% higher than in 1H05, while EBIT stood at Euro 59 million, up 7.3%.

Argentina - Generation

Although gas supply difficulties continued to trigger increases in fuel costs (40.3%) due to the need to generate power using liquid fuels, higher sales due to increased output (+4%), coupled with improvements in prices, boosted margins. EBITDA in 1H06 rose 32% vs. 1H05 to Euro 66 million and EBIT by 25.6% to Euro 49 million.

Distribution

Chile

The 40.6% increase in revenues, boosted by exchange rates and higher volume sales (4.8%), offset the squeeze on margins caused by the latest tariff revision. EBITDA rose 25.9% to Euro 102 million and EBIT by 25.6% to Euro 89 million.

Colombia

EBITDA at the Colombian distribution business was Euro 129 million, 16.2% higher than in 1H05, while EBIT stood at Euro 98 million, up 34.2%.

These rises were due to a 7.3% increase in revenues to Euro 308 million, enough to cover the higher costs of buying electricity.

Brazil

Distribution sales in Brazil came to Euro 815 million in 1H06, a 41.2% increase on 1H05. The rise resulted from wider margins as consequence of the enhanced pass-through of generation prices to customers and, to a lesser extent, higher volume sales (5.3%). This led to increases in EBITDA and EBIT of 96.6% and 124.1%, respectively, to Euro 232 million and Euro 195 million.

Peru

EBITDA from distribution in Peru amounted Euro 42 million in 1H06, up 20% on 1H05, due to higher sales (+9.1%), which offset the increase in costs. EBIT advanced 35% to Euro 27 million.

Argentina

Revenues from distribution stood at Euro 196 million in 1H06, up 18.1% vs. 1H05, outpacing the 10.4% increase in procurement costs to give EBITDA of Euro 51 million and EBIT of Euro 37 million, increases of 59.4% and 105.6%, respectively.

Financial results: Euro 244 million

Financial results for the business in Latin America reflected a loss of Euro 244 million in the first half of 2006, Euro 76 million higher than in 1H05.

Net exchange-rate gains were Euro 54 million lower, down from Euro 73 million in 1H05 to Euro 19 million this half.

Net interest expense totalled Euro 263 million, Euro 22 million or 9.1% higher than in 1H05. This increase was mainly due to higher expenses driven by readjusted pension funds, the early pay off of loans and the exchange rate effect on financial expenses. The financial expenses in local currencies decreased compare to the previous year driven by lower debt levels as well as lower average interest rates.

Net debt at ENDESA’s Latin American business stood at Euro 5,583 million as of June 30, 2006, representing a reduction of Euro 526 million since the start of the year. This decrease is fundamentally due to the performance of the euro against the currencies in which ENDESA’s Latin American subsidiaries’ debt is denominated, accounting for Euro 435 million of the reduction.

In May, the rating agency Fitch upgraded its ratings for Enersis and Endesa Chile from BBB- to BBB, with a stable outlook.

Asset disposals: Euro 34 million of capital gains

In the second quarter of 2006, ENDESA booked, among other transactions, the sale of Brazilian company Ampla’s generation business, which produced a gross capital gain of Euro 30 million (Euro 12 million after tax and minorities). The gross capital gains derived froms this transactions totalled Euro 34 million.

Cash flow from operation: up 25.1%

Cash flow generated by ENDESA’s business in Latin America totalled Euro 678 million in 1H06, an increase of 25.1% with respect to 1H05.

Investments: Euro 410 million

Investments in Latin America in the first six months of the year totalled Euro 410 million, of which Euro 368 million corresponded to capex.

CAPITAL EXPENDITURE IN LATIN AMERICA
	Euro million
	1H06	1H05	% Chg
Generation	140	95	47.4
Distribution and Transmission	220	147	49.7
Others	8	8	NA
TOTAL	368	250	47.2

STATISTICAL APPENDIX

KEY FIGURES

Electricity Generation Output (GWh)	1H06	1H05	% Chg
Business in Spain and Portugal	44,875	46,642	(3.8)
Business in Europe	18,671	16,967	10.0
Business in Latin America	29,736	28,416	4.6
TOTAL	93,282	92,025	1.4

Electricity Generation Output in Spain and Portugal (GWh)	1H06	1H05	% Chg
Nuclear	38,025	40,038	(5.0)
Coal	11,609	11,218	3.5
Hydro	16,821	18,279	(8.0)
Combined cycle - CCGT	4,001	4,444	(10.0)
Fuel oil	3,882	3,581	8.4
Renewables/CHP	476	1,508	(68.4)
Non-mainland	1,236	1,008	22.6
TOTAL	6,850	6,604	3.7
Nuclear	44,875	46,642	(3.8)

Electricity Generation Output in Europe (GWh)	1H06	1H05	% Chg
Coal	8,796	8,296	6.0
Hydro	1,358	1,370	(0.9)
Combined cycle - CCGT	5,898	5,256	12.2
Fuel oil	2,605	2,032	28.2
Wind	14	13	7.7
TOTAL	18,671	16,967	10.0

Electricity Generation Output in Latin America (GWh)	1H06	1H05	% Chg
Chile	9,147	8,437	8.4
Argentina	9,018	8,667	4.0
Peru	3,339	3,192	4.6
Colombia	6,058	5,944	1.9
Brazil	2,174	2,176	(0.1)
TOTAL	29,736	28,416	4.6

Electricity sales (GWh)	1H06	1H05	% Chg
Business in Spain and Portugal	53,176	49,655	7.1
Regulated market	34,290	32,120	6.8
Liberalized market	18,886	17,535	7.7
Business in Europe	26,635	23,921	11.3
Italy	16,778	15,877	5.7
France	9,857	8,044	22.5
Business in Latin America	28,549	27,101	5.3
Chile	6,088	5,809	4.8
Argentina	7,274	6,921	5.1
Peru	2,398	2,240	7.1
Colombia	5,193	4,914	5.7
Brazil	7,596	7,217	5.3
TOTAL	108,360	100,677	7.6

Gas sales (GWh)	1H06	1H05	% Chg
Regulated market	1,461	1,669	(12.5)
Liberalized market	11,753	9,145	28.5
TOTAL	13,214	10,814	22.2

Workforce	30-06-06	30-06-05	% Chg
Business in Spain and Portugal	12,725	12,766	(0.3)
Business in Europe	2,114	2,330	(9.2)
Business in Latin America	11,974	12,256	(2.3)
Other businesses	-	77	NA
TOTAL	26,813	27,429	(2.2)

FINANCIAL DATA

Key figures	1H06	1H05	% Chg
EPS (Euro)	1.66	0.90	83.7
CFPS (Euro)	2.15	1.80	19.4
BVPS (Euro)	9.98	8.89	12.3

Net financial debt (Euro million)	30-06-06	31-12-05	% Chg
Business in Spain and Portugal	11,860	11,461	3.5
Business in Europe	1,540	1,286	19.8
Endesa Italia	993	815	21.8
Other	547	471	16.1
Business in Latin America	5,583	6,109	(8.6)
Enersis	4,675	5,207	(10.2)
Other	908	902	0.7
Other businesses (1)	--	(575)	NA
TOTAL	18,983	18,281	3.8

Financial leverage (%)	124.8	112.0	NA
Net Debt / Operating cash flow (times)	2.5	3.0	NA
Interest coverage with operating cash flow (times)	9.0	5.7	-
(1) At June 30, 2006, there was no debt assigned to “Other businesses”, as it disappeared as such with the sale of the 5.01% stake in Auna carried out in February 2006 and was allocated to the electricity business in Spain and Portugal.

Rating (25/07/06)	Long term	Short term	Outlook
Standard & Poor’s	A	A-1	Creditwatch (-)
Moody’s	A3	P-2	Negative
Fitch	A+	F1	Creditwatch (-)

Main fixed income issues	Spread over IRS (bp)
	30-06-06	31-12-05
3.0Y Euro 700M 4.375% Mat. June 2009	3	5
6.0Y GBP 400M 6.125% Mat. July 2012	22	28
6.7Y Euro 700M 5.375% Mat. Feb 2013	29	18

Stock market data	30-06-06	31-12-05	% Chg
Market cap (Euro million)	28,787	23,525	22.4
Number of shares outstanding	1,058,752,117	1,058,752,117	--
Nominal share value (Euro)	1.2	1.2	--

Stock market data	1H06	1H05	% Chg
Trading volumes (shares)
Madrid stock exchange	1,382,592,695	1,456,648,699	(5.1)
NYSE	12,133,200	12,503,000	(3.0)
Average daily trading volume (shares)
Madrid stock exchange	10,792,958	11,560,703	(5.1)
NYSE	97,066	100,024	(3.0)

Share price	1H06 high	1H06 low	30-06-06	31-12-05
Madrid stock exchange (Euro)	28.35	21.70	27.19	22.22
NYSE (USD)	34.33	26.30	32.12	26.01

Dividends (Euro cents/share)	Payable against 2005 results
Interim dividend (02/01/06)	30.50
Final dividend (03/07/06)	209.50
Total DPS	240.00
Pay-out (%)	79.9
Dividend yield (%)	10.8

Information memo (forward looking statements)

Investors are urged to read ENDESA’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ENDESA with the SEC are available without charge from the SEC’s website at www.sec.gov and at ENDESA's principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond ENDESA’s control or may be difficult to predict.

Forward looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where ENDESA operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labour; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F for the first quarter of 2005 filed with the SEC and in the Registration Document of ENDESA Stock filed with the CNMV.

No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither ENDESA nor any of its affiliates intends to update these forward-looking statements.

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Unaudited)

				Euro Million

ASSETS	30.06.06	31.12.05	Variation
Total fixed assets	46,508	45,742	766	1.67%
Utility plant	31,895	32,313	(418)	-1.29%
Investment property	59	71	(12)	-16.90%
Intangible asset	1,238	863	375	43.45%
Goodwill	4,036	4,278	(242)	-5.66%
Long term financial investments	5,210	4,134	1,076	26.03%
Investments in associates	620	623	(3)	-0.48%
Deferred tax assets	3,450	3,460	(10)	-0.29%
Total current assets	8,001	9,623	(1,622)	-16.86%
Inventories	869	812	57	7.02%
Trade and other receivables	5,913	6,098	(185)	-3.03%
Short term financial investments	106	77	29	37.66%
Cash and cash equivalents	1,113	2,614	(1,501)	-57.42%
Assets held for sale		22	(22)	-100.00%
TOTAL ASSETS	54,509	55,365	(856)	-1.55%

EQUITY AND LIABILITIES	30.06.06	31.12.05	Variation
Total equity	15,207	16,327	(1,120)	-6.86%
Atributtable to equity holders of the parent company	10,570	11,590	(1,020)	-8.80%
Minority interest	4,637	4,737	(100)	-2.11%
Non-current liabilities	30,754	28,630	2,124	7.42%
Deferred revenues	2,632	2,062	570	27.64%
Preferred shares	1,424	1,419	5	0.35%
Long term provisions	4,983	5,097	(114)	-2.24%
Long term financial debt	18,984	17,168	1,816	10.58%
Other non-current liabilities	1,011	1,032	(21)	-2.03%
Deferred tax liabilities	1,720	1,852	(132)	-7.13%
Current liabilities	8,548	10,408	(1,860)	-17.87%
Short term financial debt		2,450	(2,450)	-100.00%
Trade and other payables	8,548	7,958	590	7.41%
TOTAL EQUITY AND LIABILITIES	54,509	55,365	(856)	-1.55%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

				Euro Million

	30.06.06	30.06.05	Variation
REVENUES	10,601	8,629	1,972	22.85%
Sales	9,946	8,256	1,690	20.47%
Other operating revenues	655	373	282	75.60%

PURCHASES AND SERVICES	5,302	4,409	893	20.25%
Energy purchases	1,934	1,770	164	9.27%
Fuel procurement costs	2,008	1,617	391	24.18%
Transmission expenses	369	303	66	21.78%
Other variable purchases and services	991	719	272	37.83%

GROSS MARGIN	5,299	4,220	1,079	25.57%

Work performed by the entity and capitalized	90	79	11	13.92%

Personnel expenses	767	679	88	12.96%

Other fixed operating expenses	860	796	64	8.04%

GROSS OPERATING INCOME (EBITDA)	3,762	2,824	938	33.22%

Depreciation and amortization	891	855	36	4.21%

OPERATING INCOME (EBIT)	2,871	1,969	902	45.81%

FINANCIAL INCOME	(469)	(475)	6	-1.26%
Net financial expenses	(480)	(536)	56	-10.45%
Foreign exchanges	11	61	(50)	-81.97%

Share of profit of associates	46	39	7	17.95%

Income from other investments	7	7

Income from asset sales	260	114	146	128.07%

INCOME BEFORE TAXES	2,715	1,654	1,061	64.15%

Income tax	473	461	12	2.60%

PROFIT FOR THE PERIOD	2,242	1,193	1,049	87.93%
Attributable to the holders of the parent company	1,756	956	800	83.68%
Minority interest	486	237	249	105.06%
Net income per share (expressed in euros)	1.66	0.90	0.76	83.68%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

2Q RESULTS

	2Q 06	2Q 05	Variation
REVENUES	4,931	4,312	619	14.36%
Sales	4,672	4,069	603	14.82%
Other operating revenues	259	243	16	6.58%

PURCHASES AND SERVICES	2,366	2,247	119	5.30%
Energy purchases	917	877	40	4.56%
Fuel procurement costs	909	785	124	15.80%
Transmission expenses	168	138	30	21.74%
Other variable purchases and services	372	447	(75)	-16.78%

GROSS MARGIN	2,565	2,065	500	24.21%

Work performed by the entity and capitalized	53	46	7	15.22%

Personnel expenses	390	356	34	9.55%

Other fixed operating expenses	413	417	(4)	-0.96%

GROSS OPERATING INCOME (EBITDA)	1,815	1,338	477	35.65%

Depreciation and amortization	435	420	15	3.57%

OPERATING INCOME (EBIT)	1,380	918	462	50.33%

FINANCIAL INCOME	(255)	(254)	(1)	0.39%
Net financial expenses	(248)	(269)	21	-7.81%
Foreign exchanges	(7)	15	(22)	-146.67%

Share of profit of associates	18	22	(4)	-18.18%

Income from other investments	12	2	10	500.00%

Income from asset sales	50	(2)	52	2600.00%

INCOME BEFORE TAXES	1,205	686	519	75.66%

Income tax	254	196	58	29.59%

NET INCOME	951	490	461	94.08%
Attributable to the holders of the parent company	704	396	308	77.78%
Minority interest	247	94	153	162.77%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Euro Million

	30.06.06	30.06.05
Consolidated income before income taxes	2,715	1,654
Amortization	891	855
Income from asset sales	(260)	(114)
Income tax	(780)	(323)
Provisions payments	(242)	(174)
Other results without cash flow effect	(49)	9
Cash Flow from operating activities	2,275	1,907

Change in deferred income tax	183	241
Change in operating assets/liabilities	(544)	(632)

Net cash provided by operating activities	1,914	1,516

Acquisitions of fixed and intangible assets	(1,706)	(1,555)
Disposal of fixed and intangible assets	98	122
Investments in stakes of subsidiaries	(2)	(6)
Disposal of stakes in subsidiaries		159
Acquisitions of other investments	(1,348)	(315)
Disposal of other investments	137	81
Cash flow from changes in perimeter	2
Subsidies and other deferred income	165	124
Net cash used for investing activities	(2,654)	(1,390)

New long-term debt	3,887	1,878
Repayment of long-term debt	(1,186)	(1,042)
Net cash from financial debt with short term maturity	(2,916)	(1,123)
Dividends paid by the controlling company	(323)	(302)
Dividends paid to minority shareholders	(206)	(67)
Other payments to minority shareholders		(76)
Net cash used for financing activities	(744)	(732)

Total net cash	(1,484)	(606)

Effects of exchange rate changes on cash and cash equivalents	(17)	82

Net increase in cash and cash equivalents	(1,501)	(524)

Cash and cash equivalents at beginning of period	2,614	2,178
Cash and cash equivalents at end of period	1,113	1,654

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE - 30 JUNE 2006

(Unaudited)

			Euro Million

	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	(535)	(460)	(995)
In assets and liability revaluation reserves	(105)	(33)	(138)
Available-for-sale investments	(192)		(192)
Cash flow hedge	126	(33)	93
Tax effect	(39)		(39)
In translation differences	(430)	(427)	(857)
Gross translation differences	(433)	(429)	(862)
Tax effect	3	2	5

PROFIT FOR THE PERIOD	1,756	486	2,242

TOTAL INCOME AND EXPENSES RECOGNISED	1,221	26	1,247

CONSOLIDATED BALANCE SHEETS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

			Euro Million

ASSETS	30.06.06	31.12.05	Variation
Total fixed assets	26,905	24,507	2,398	9.78%
Utility plant	18,640	18,176	464	2.55%
Investment property	4	4
Intangible asset	906	720	186	25.83%
Goodwill	148	148
Long term financial investments	4,461	2,788	1,673	60.01%
Investments in associates	396	370	26	7.03%
Deferred tax assets	2,350	2,301	49	2.13%
Total current assets	4,455	5,697	(1,242)	-21.80%
Inventories	592	548	44	8.03%
Trade and other receivables	3,615	3,573	42	1.18%
Short term financial investments	26	22	4	18.18%
Cash and cash equivalents	222	1,532	(1,310)	-85.51%
Assets held for sale		22	(22)	-100.00%
TOTAL ASSETS	31,360	30,204	1,156	3.83%

EQUITY AND LIABILITIES	31.03.06	31.12.05	Variation
Total equity	5,676	6,037	(361)	-5.98%
Atributtable to equity holders of the parent company	5,554	5,918	(364)	-6.15%
Minority interest	122	119	3	2.52%
Non-current liabilities	20,841	18,236	2,605	14.28%
Deferred revenues	2,270	1,799	471	26.18%
Preferred shares	1,424	1,419	5	0.35%
Long term provisions	3,751	3,800	(49)	-1.29%
Long term financial debt	12,453	10,300	2,153	20.90%
Other non-current liabilities	411	400	11	2.75%
Deferred tax liabilities	532	518	14	2.70%
Current liabilities	4,843	5,931	(1,088)	-18.34%
Short term financial debt	(1,482)	1,188	(2,670)	-224.75%
Trade and other payables	6,325	4,743	1,582	33.35%
TOTAL EQUITY AND LIABILITIES	31,360	30,204	1,156	3.83%

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

			Euro Million

	30.06.06	30.06.05	Variation
REVENUES	5,268	4,322	946	21.89%
Sales	4,826	4,040	786	19.46%
Other operating revenues	442	282	160	56.74%

PURCHASES AND SERVICES	2,315	1,911	404	21.14%
Energy purchases	537	464	73	15.73%
Fuel procurement costs	1,061	921	140	15.20%
Transmission expenses	173	109	64	58.72%
Other variable purchases and services	544	417	127	30.46%

GROSS MARGIN	2,953	2,411	542	22.48%

Work performed by the entity and capitalized	76	64	12	18.75%

Personnel expenses	500	442	58	13.12%

Other fixed operating expenses	499	488	11	2.25%

GROSS OPERATING INCOME (EBITDA)	2,030	1,545	485	31.39%

Depreciation and amortization	527	500	27	5.40%

OPERATING INCOME (EBIT)	1,503	1,045	458	43.83%

FINANCIAL INCOME	(200)	(237)	37	-15.61%
Net financial expenses	(192)	(229)	37	-16.16%
Foreign exchanges	(8)	(8)

Share of profit of associates	42	21	21	100.00%

Income from other investments	7	2	5	250.00%

Income from asset sales	29	75	(46)	-61.33%

INCOME BEFORE TAXES	1,381	906	475	52.43%

Income tax	415	224	191	85.27%

PROFIT FOR THE PERIOD	966	682	284	41.64%
Attributable to the holders of the parent company	961	679	282	41.53%
Minority interest	5	3	2	66.67%

2Q CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

			Euro Million

	2Q 06	2Q 05	Variation
REVENUES	2,401	2,164	237	10.95%
Sales	2,248	1,992	256	12.85%
Other operating revenues	153	172	(19)	-11.05%

PURCHASES AND SERVICES	975	1,000	(25)	-2.50%
Energy purchases	236	248	(12)	-4.84%
Fuel procurement costs	499	433	66	15.24%
Transmission expenses	78	40	38	95.00%
Other variable purchases and services	162	279	(117)	-41.94%

GROSS MARGIN	1,426	1,164	262	22.51%

Work performed by the entity and capitalized	45	36	9	25.00%

Personnel expenses	250	228	22	9.65%

Other fixed operating expenses	228	251	(23)	-9.16%

GROSS OPERATING INCOME (EBITDA)	993	721	272	37.73%

Depreciation and amortization	263	234	29	12.39%

OPERATING INCOME (EBIT)	730	487	243	49.90%

FINANCIAL INCOME	(121)	(121)
Net financial expenses	(111)	(116)	5	-4.31%
Foreign exchanges	(10)	(5)	(5)	100.00%

Share of profit of associates	18	11	7	63.64%

Income from other investments	12	2	10	500.00%

Income from asset sales	15		15	NA

INCOME BEFORE TAXES	654	379	275	72.56%

Income tax	259	78	181	232.05%

NET INCOME	395	301	94	31.23%
Attributable to the holders of the parent company	393	299	94	31.44%
Minority interest	2	2

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

		Euro Million

	30.06.06	30.06.05
Consolidated income before income taxes	1,381	906
Amortization	527	500
Income from asset sales	(29)	(75)
Income tax	(403)	(216)
Provisions payments	(201)	(151)
Other results without cash flow effect	(18)	83
Cash Flow from operating activities	1,257	1,047

Change in deferred income tax	282	134
Change in operating assets/liabilities	(344)	(620)

Net cash provided by operating activities	1,195	561

Acquisitions of fixed and intangible assets	(1,218)	(1,123)
Disposal of fixed and intangible assets	22	99
Investments in stakes of subsidiaries	(2)
Acquisitions of other investments	(1,256)	(199)
Disposal of other investments	84	(20)
Subsidies and other deferred income	141	110
Net cash used for investing activities	(2,229)	(1,133)

New long-term debt	3,156	768
Repayment of long-term debt	(852)	126
Net cash from financial debt with short term maturity	(2,875)	(669)
Dividends paid by the controlling company	(81)	(189)
Dividends paid to minority shareholders	(2)
Net cash used for financing activities	(654)	36

Total net cash	(1,688)	(536)

Net increase in cash and cash equivalents	(1,688)	(536)

Cash and cash equivalents at beginning of period	1,910	1,306
Cash and cash equivalents at end of period	222	770

CONSOLIDATED BALANCE SHEETS
EUROPE ELECTRICITY BUSINESS

(Unaudited)
				Euro Million

ASSETS	30.06.06	31.12.05	Variation
Total fixed assets	5,955	5,692	263	4.62%
Utility plant	3,538	3,572	(34)	-0.95%
Intangible asset	266	74	192	259.46%
Goodwill	1,564	1,471	93	6.32%
Endesa Italia	1,387	1,293	94	7.27%
Snet	177	178	(1)	-0.56%
Long term financial investments	179	151	28	18.54%
Investments in associates	73	78	(5)	-6.41%
Deferred tax assets	335	346	(11)	-3.18%
Total current assets	943	1,145	(202)	-17.64%
Inventories	173	150	23	15.33%
Trade and other receivables	693	868	(175)	-20.16%
Short term financial investments	2		2	N/A
Cash and cash equivalents	75	127	(52)	-40.94%
TOTAL ASSETS	6,898	6,837	61	0.89%

EQUITY AND LIABILITIES	30.06.06	31.12.05	Variation
Total equity	3,045	2,834	211	7.45%
Atributtable to equity holders of the parent company	2,148	1,979	169	8.54%
Minority interest	897	855	42	4.91%
Non-current liabilities	2,493	2,704	(211)	-7.80%
Deferred revenues	230	148	82	55.41%
Long term provisions	323	342	(19)	-5.56%
Long term financial debt	1,230	1,390	(160)	-11.51%
Other non-current liabilities	463	503	(40)	-7.95%
Deferred tax liabilities	247	321	(74)	-23.05%
Current liabilities	1,360	1,299	61	4.70%
Short term financial debt	384	23	361	1569.57%
Trade and other payables	976	1,276	(300)	-23.51%
TOTAL EQUITY AND LIABILITIES	6,898	6,837	61	0.89%

CONSOLIDATED STATEMENTS OF INCOME
EUROPE ELECTRICITY BUSINESS

(Unaudited)

				Euro Million

	30.06.06	30.06.05	Variation
REVENUES	2,251	1,930	321	16.63%
Sales	2,087	1,885	202	10.72%
Other operating revenues	164	45	119	264.44%

PURCHASES AND SERVICES	1,492	1,316	176	13.37%
Energy purchases	546	671	(125)	-18.63%
Fuel procurement costs	733	538	195	36.25%
Transmission expenses	12	13	(1)	-7.69%
Other variable purchases and services	201	94	107	113.83%

GROSS MARGIN	759	614	145	23.62%

Work performed by the entity and capitalized	1	5	(4)	-80.00%

Personnel expenses	75	82	(7)	-8.54%

Other fixed operating expenses	98	84	14	16.67%

GROSS OPERATING INCOME (EBITDA)	587	453	134	29.58%

Depreciation and amortization	128	122	6	4.92%

OPERATING INCOME (EBIT)	459	331	128	38.67%

FINANCIAL INCOME	(25)	(30)	5	-16.67%
Net financial expenses	(25)	(29)	4	-13.79%
Foreign exchanges		(1)	1	100.00%

Share of profit of associates	(4)	7	(11)	-157.14%

Income from asset sales	1	36	(35)	-97.22%

INCOME BEFORE TAXES	431	344	87	25.29%

Income tax	18	118	(100)	-84.75%

PROFIT FOR THE PERIOD	413	226	187	82.74%
Attributable to the holders of the parent company	322	182	140	76.92%
Minority interest	91	44	47	106.82%

2Q CONSOLIDATED STATEMENTS OF INCOME
EUROPE ELECTRICITY BUSINESS

(Unaudited)

				Euro Million

	2Q 06	2Q 05	Variation
REVENUES	1,006	923	83	8.99%
Sales	922	885	37	4.18%
Other operating revenues	84	38	46	121.05%

PURCHASES AND SERVICES	654	626	28	4.47%
Energy purchases	263	306	(43)	-14.05%
Fuel procurement costs	282	253	29	11.46%
Transmission expenses	6	6
Other variable purchases and services	103	61	42	68.85%

GROSS MARGIN	352	297	55	18.52%

Work performed by the entity and capitalized	1	4	(3)	-75.00%

Personnel expenses	37	41	(4)	-9.76%

Other fixed operating expenses	51	41	10	24.39%

GROSS OPERATING INCOME (EBITDA)	265	219	46	21.00%

Depreciation and amortization	63	61	2	3.28%

OPERATING INCOME (EBIT)	202	158	44	27.85%

FINANCIAL INCOME	(14)	(15)	1	-6.67%
Net financial expenses	(14)	(14)
Foreign exchange		(1)	1	-100.00%

Share of profit of associates	(4)	4	(8)	NA

Income from asset sales	1		1	NA

INCOME BEFORE TAXES	185	147	38	25.85%

Income tax	(75)	57	(132)	-231.58%

NET INCOME	260	90	170	188.89%
Attributable to the holders of the parent company	204	68	136	200.00%
Minority interest	56	22	34	154.55%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS

(Unaudited)

		Euro Million

	30.06.06	30.06.05
Consolidated income before income taxes	431	344
Amortization	128	122
Income from asset sales	(1)	(36)
Income tax	(187)	(74)
Provisions payments	(6)	(2)
Other results without cash flow effect	(25)	(7)
Cash Flow from operating activities	340	347

Change in deferred income tax	(110)	74
Change in operating assets/liabilities	(163)	17

Net cash provided by operating activities	67	438

Acquisitions of fixed and intangible assets	(96)	(188)
Disposal of fixed and intangible assets	2	1
Investments in stakes of subsidiaries		(6)
Disposal of stakes in subsidiaries		159
Disposal of other investments	19	43
Acquisitions of other investments	(78)	(20)
Cash flow from changes in perimeter	1
Net cash used for investing activities	(152)	(11)

New long-term debt	104	680
Repayment of long-term debt	(173)	(922)
Net cash from financial debt with short term maturity	279	(136)
Dividends paid by the controlling company	(129)
Dividends paid to minority shareholders	(48)	(20)
Net cash used for financing activities	33	(398)

Total net cash	(52)	29

Net increase in cash and cash equivalents	(52)	29

Cash and cash equivalents at beginning of period	127	61
Cash and cash equivalents at end of period	75	90

CONSOLIDATED BALANCE SHEETS
LATIN AMERICAN ELECTRICITY BUSINESS

(Unaudited)

				Euro Million

ASSETS	30.06.06	31.12.05	Variation
Total fixed assets	13,648	14,755	(1,107)	-7.50%
Utility plant	9,717	10,565	(848)	-8.03%
Investment property	55	67	(12)	-17.91%
Intangible asset	66	69	(3)	-4.35%
Goodwill	2,324	2,659	(335)	-12.60%
Long term financial investments	570	574	(4)	-0.70%
Investments in associates	151	167	(16)	-9.58%
Deferred tax assets	765	654	111	16.97%
Total current assets	2,603	2,381	222	9.32%
Inventories	104	114	(10)	-8.77%
Trade and other receivables	1,605	1,635	(30)	-1.83%
Short term financial investments	78	55	23	41.82%
Cash and cash equivalents	816	577	239	41.42%
TOTAL ASSETS	16,251	17,136	(885)	-5.16%

EQUITY AND LIABILITIES
Total equity	6,486	6,927	(441)	-6.37%
Atributtable to equity holders of the parent company	2,868	3,164	(296)	-9.36%
Minority interest	3,618	3,763	(145)	-3.85%
Non-current liabilities	7,420	7,589	(169)	-2.23%
Deferred revenues	132	115	17	14.78%
Long term provisions	909	890	19	2.13%
Long term financial debt	5,301	5,478	(177)	-3.23%
Other non-current liabilities	137	122	15	12.30%
Deferred tax liabilities	941	984	(43)	-4.37%
Current liabilities	2,345	2,620	(275)	-10.50%
Short term financial debt	1,098	1,208	(110)	-9.11%
Trade and other payables	1,247	1,412	(165)	-11.69%
TOTAL EQUITY AND LIABILITIES	16,251	17,136	(885)	-5.16%

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICAN ELECTRICITY BUSINESS

(Unaudited)

				Euro Million

	30.06.06	30.06.05	Variation
REVENUES	3,082	2,376	706	29.71%
Sales	3,033	2,331	702	30.12%
Other operating revenues	49	45	4	8.89%

PURCHASES AND SERVICES	1,495	1,182	313	26.48%
Energy purchases	851	635	216	34.02%
Fuel procurement costs	214	158	56	35.44%
Transmission expenses	184	181	3	1.66%
Other variable purchases and services	246	208	38	18.27%

GROSS MARGIN	1,587	1,194	393	32.91%

Work performed by the entity and capitalized	13	10	3	30.00%

Personnel expenses	192	152	40	26.32%

Other fixed operating expenses	263	221	42	19.00%

GROSS OPERATING INCOME (EBITDA)	1,145	831	314	37.79%

Depreciation and amortization	236	233	3	1.29%

OPERATING INCOME (EBIT)	909	598	311	52.01%

FINANCIAL INCOME	(244)	(168)	(76)	45.24%
Net financial expenses	(263)	(241)	(22)	9.13%
Foreign exchange	19	73	(54)	(73.97%)

Share of profit of associates	8	3	5	166.67%

Income from other investments		3	(3)	(100.00%)

Income from asset sales	34	(2)	36	1800.00%

INCOME BEFORE TAXES	707	434	273	62.90%

Income tax	15	130	(115)	(88.46%)

PROFIT FOR THE PERIOD	692	304	388	127.63%
Attributable to the holders of the parent company	302	114	188	164.91%
Minority interest	390	190	200	105.26%

2Q CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICAN ELECTRICITY BUSINESS

(Unaudited)

				Euro Million

	2Q 06	2Q 05	Variation
REVENUES	1,524	1,224	300	24.51%
Sales	1,502	1,192	310	26.01%
Other operating revenues	22	32	(10)	-31.25%

PURCHASES AND SERVICES	737	621	116	18.68%
Energy purchases	418	323	95	29.41%
Fuel procurement costs	128	99	29	29.29%
Transmission expenses	84	92	(8)	-8.70%
Other variable purchases and services	107	107

GROSS MARGIN	787	603	184	30.51%

Work performed by the entity and capitalized	7	6	1	16.67%

Personnel expenses	103	87	16	18.39%

Other fixed operating expenses	134	123	11	8.94%

GROSS OPERATING INCOME (EBITDA)	557	399	158	39.60%

Depreciation and amortization	109	125	(16)	-12.80%

OPERATING INCOME (EBIT)	448	274	174	63.50%

FINANCIAL INCOME	(120)	(97)	(23)	23.71%
Net financial expenses	(123)	(120)	(3)	2.50%
Foreign exchange	3	23	(20)	-86.96%

Share of profit of associates	4	1	3	300.00%

Income from other investments

Income from asset sales	34	(2)	36	-1800.00%

INCOME BEFORE TAXES	366	176	190	107.95%

Income tax	70	64	6	9.38%

NET INCOME	296	112	184	164.29%
Attributable to the holders of the parent company	107	42	65	154.76%
Minority interest	189	70	119	170.00%

STATEMENTS OF CASH FLOWS
LATIN AMERICAN ELECTRICITY BUSINESS

(Unaudited)

		Euro Million

	30.06.06	30.06.05
Consolidated income before income taxes	707	434
Amortization	236	233
Income from asset sales		2
Income tax	(190)	(46)
Provisions payments	(35)	(21)
Other results without cash flow effect	(40)	(60)
Cash Flow from operating activities	678	542

Change in deferred income tax	11	46
Change in operating assets/liabilities	(37)	(34)

Net cash provided by operating activities	652	554

Acquisitions of fixed and intangible assets	(392)	(242)
Disposal of fixed and intangible assets	74	16
Acquisitions of other investments	(14)	(71)
Disposal of other investments	35	31
Subsidies and other deferred income	24	14
Net cash used for investing activities	(273)	(252)

New long-term debt	627	391
Repayment of long-term debt	(161)	(234)
Net cash from financial debt with short term maturity	(320)	(322)
Dividends paid by the controlling company	(113)	(113)
Payments to minority shareholders	(156)	(47)
Other payments to minority shareholders		(76)
Net cash used for financing activities	(123)	(401)

Total net cash	256	(99)

Effects of exchange rate changes on cash and cash equivalents	(17)	82

Net increase in cash and cash equivalents	239	(17)

Cash and cash equivalents at beginning of period	577	811
Cash and cash equivalents at end of period	816	794

CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES

(Unaudited)

			Euro Million

	30.06.06	30.06.05	Variation
REVENUES		1	(1)
Sales
Other operating revenues		1	(1)

PURCHASES AND SERVICES
Energy purchases
Fuel procurement costs
Transmission expenses
Other variable purchases and services

GROSS MARGIN		1	(1)

Work performed by the entity and capitalized

Personnel expenses		3	(3)

Other fixed operating expenses		3	(3)

GROSS OPERATING INCOME (EBITDA)		(5)	5

Depreciation and amortization

OPERATING INCOME (EBIT)		(5)	5

FINANCIAL INCOME		(40)	40
Net financial expenses		(37)	37
Foreign exchanges		(3)	3

Share of profit of associates		8	(8)

Income from other investments		2	(2)

Income from asset sales	196	5	191

INCOME BEFORE TAXES	196	(30)	226

Income tax	25	(11)	36

PROFIT FOR THE PERIOD	171	(19)	190
Attributable to the holders of the parent company	171	(19)	190
Minority interest

Consolidated Balance Sheet Spain & Portugal by business line for the period ended June 30, 2006

(Unaudited)				Euro Million

ASSETS	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
Total fixed assets	12,880	10,644	3,381	26,905
Utility plant	9,233	8,980	427	18,640
Investment property		4		4
Intagible asset	709	125	72	906
Goodwill	148			148
Long term financial investments	1,592	437	2,432	4,461
Investments in associates	289	13	94	396
Deferred tax assets	909	1,085	356	2,350
Total current assets	2,885	1,944	(374)	4,455
Inventories	570	22		592
Cash and cash equivalents	95	5	122	222
Other current assets	2,220	1,917	(496)	3,641
TOTAL ASSETS	15,765	12,588	3,007	31,360

EQUITY AND LIABILITIES
Total equity	4,809	1,861	(994)	5,676
Atributtable to equity holders of the parent company	4,790	1,850	(1,086)	5,554
Minority interest	19	11	92	122
Non-current liabilities	7,262	8,746	4,833	20,841
Deferred revenues	383	1,906	(19)	2,270
Preferred shares			1,424	1,424
Long term provisions	1,585	1,829	337	3,751
Long term financial debt	4,961	4,608	2,884	12,453
Other non-current liabilities	94	304	13	411
Deferred tax liabilities	239	99	194	532
Current liabilities	3,694	1,981	(832)	4,843
Short term financial debt	539	158	(2,179)	(1,482)
Trade and other payables	3,155	1,823	1,347	6,325
TOTAL EQUITY AND LIABILITIES	15,765	12,588	3,007	31,360

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2005

(Unaudited)				Euro Million

ASSETS	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
Total fixed assets	11,858	10,220	2,429	24,507
Utility plant	9,153	8,592	431	18,176
Investment property		4		4
Intagible asset	539	142	39	720
Goodwill	148			148
Long term financial investments	841	379	1,568	2,788
Investments in associates	273	11	86	370
Deferred tax assets	904	1,092	305	2,301
Total current assets	4,237	2,003	(543)	5,697
Inventories	534	19	(5)	548
Cash and cash equivalents	121	25	1,386	1,532
Other current assets	3,582	1,937	(1,924)	3,595
Assets held for sale		22		22
TOTAL ASSETS	16,095	12,223	1,886	30,204

EQUITY AND LIABILITIES
Total equity	4,448	1,733	(144)	6,037
Atributtable to equity holders of the parent company	4,430	1,723	(235)	5,918
Minority interest	18	10	91	119
Non-current liabilities	6,051	8,359	3,826	18,236
Deferred revenues	86	1,720	(7)	1,799
Preferred shares			1,419	1,419
Long term provisions	1,608	1,874	318	3,800
Long term financial debt	4,008	4,374	1,918	10,300
Other non-current liabilities	108	293	(1)	400
Deferred tax liabilities	241	98	179	518
Current liabilities	5,596	2,131	(1,796)	5,931
Short term financial debt	554	205	429	1,188
Trade and other payables	5,042	1,926	(2,225)	4,743
TOTAL EQUITY AND LIABILITIES	16,095	12,223	1,886	30,204

Consolidated Statement of Income Spain & Portugal by business line for the period ended June 30, 2006

(Unaudited)				Euro Million

	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
REVENUES	4,594	1,053	(379)	5,268
Sales	4,203	998	(375)	4,826
Other operating revenues	391	55	(4)	442

PURCHASES AND SERVICES	2,654	64	(403)	2,315
Energy purchases	596	3	(62)	537
Fuel procurement costs	1,061			1,061
Transmission expenses	472		(299)	173
Other variable purchases and services	525	61	(42)	544

GROSS MARGIN	1,940	989	24	2,953

Work performed by the entity and capitalized	8	60	8	76

Personnel expenses	172	246	82	500

Other fixed operating expenses	345	250	(96)	499

GROSS OPERATING INCOME (EBITDA)	1,431	553	46	2,030

Depreciation and amortization	304	213	10	527

OPERATING INCOME (EBIT)	1,127	340	36	1,503

FINANCIAL INCOME	(69)	(113)	(18)	(200)
Net financial expenses	(65)	(113)	(14)	(192)
Foreign exchanges	(4)		(4)	(8)

Share of profit of associates	40	2		42

Income from other investments			7	7

Income from asset sales	(3)	39	(7)	29

INCOME BEFORE TAXES	1,095	268	18	1,381

Income tax	342	68	5	415

PROFIT FOR THE PERIOD	753	200	13	966
Attributable to the holders of the parent company	751	198	12	961
Minority interest	2	2	1	5

Consolidated Statement of Income Spain & Portugal by business line for the period ended June 30, 2005
(Unaudited)				Euro Million

	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
REVENUES	3,772	961	(411)	4,322
Sales	3,545	906	(411)	4,040
Other operating revenues	227	55		282

PURCHASES AND SERVICES	2,283	46	(418)	1,911
Energy purchases	537	1	(74)	464
Fuel procurement costs	921			921
Transmission expenses	389		(280)	109
Other variable purchases and services	436	45	(64)	417

GROSS MARGIN	1,489	915	7	2,411

Work performed by the entity and capitalized	3	58	3	64

Personnel expenses	154	223	65	442

Other fixed operating expenses	309	256	(77)	488

GROSS OPERATING INCOME (EBITDA)	1,029	494	22	1,545

Depreciation and amortization	282	210	8	500

OPERATING INCOME (EBIT)	747	284	14	1,045

FINANCIAL INCOME	(81)	(105)	(51)	(237)
Net financial expenses	(81)	(105)	(43)	(229)
Foreign exchanges			(8)	(8)

Share of profit of associates	20	1		21

Income from other investments		1	1	2

Income from asset sales	13	73	(11)	75

INCOME BEFORE TAXES	699	254	(47)	906

Income tax	201	52	(29)	224

PROFIT FOR THE PERIOD	498	202	(18)	682
Attributable to the holders of the parent company	497	200	(18)	679
Minority interest	1	2		3